Decoma announces financial results for third quarter and year-to-date fiscal 2004 and the appointment of a special committee

CONCORD, ON, Nov. 1 /CNW/ - Decoma International Inc. (TSX:DEC.A;
NASDAQ:DECA) today announced its financial results for the third quarter and nine months ended September 30, 2004.

    <<
    Financial Highlights
    --------------------
                                     Three Months            Nine Months
                                  Ended September 30,    Ended September 30,

    (US$, in millions except
     per share figures)               2004      2003        2004        2003

    Sales                           $620.1    $556.4    $1,990.7    $1,709.7
    Operating income                $ 10.2    $ 28.7    $   97.9    $  132.3
    Net income                      $  3.5    $ 14.6    $   55.3    $   75.5
    Diluted earnings per share      $ 0.02    $ 0.16    $   0.55    $   0.79
    Weighted average diluted shares
     outstanding (millions)           83.6     106.4       106.3       103.5

    Commenting on the above results, Al Power, Decoma's President and Chief
Executive Officer, noted: "We continued our top line growth in the quarter and despite a difficult industry environment, Decoma has a strong book of future business. We are disappointed with our earnings in the quarter which were significantly impacted by new facility and program launches, operating losses at certain divisions in both North America and Europe, continuing customer pricing pressures and increases in raw material costs, primarily steel. We are taking active steps to address losses at our underperforming divisions and, with the majority of our new program launches and new facility investments behind us, our long-term prospects remain positive."

    Results of Operations
    ---------------------

    Total sales increased 11% to $620.1 million for the third quarter of fiscal 2004 and rose 16% to $1,990.7 million for the year to date. Third quarter sales benefited $30.1 million from currency translation. Excluding the impact of currency translation, sales grew $33.6 million or 6% over the third quarter of 2003. Strong growth at new facility start ups in Europe accounted for much of the increase.
    During the third quarter of 2004, vehicle production volumes declined 1%
in North America and rose 2% in Europe. Decoma's production sales grew 5% to
$360.8 million in North America and increased 36% to $206.6 million in Europe.
Average content per vehicle grew $5 to $99 in North America and $13 or 31% to
$55 in Europe.
    North American sales benefited from the ramp up of the DaimlerChrysler LX program and sales on other programs launched during or subsequent to the third quarter of fiscal 2003. These factors were partially offset by the end of production on the Ford Windstar program, recent incremental customer pricing concessions and lower volumes on certain high Decoma content SUV and light truck programs. The translation of Canadian dollar sales into the Company's
U.S. dollar reporting currency also added approximately $12.0 million to production sales and $3 to North American content per vehicle.
    In Europe, sales and content growth were driven by the ramp-up of sales at recent new facility start-ups, including the VW A5 (Golf) program at
Belplas in Belgium and the launch of the DaimlerChrysler Mercedes A Class program at Innoplas in Germany. Sales at new European facilities collectively added approximately $36.4 million to production sales and $9 to European content per vehicle. European sales and content growth also benefited from the translation of Euro and British Pound sales into the Company's U.S. dollar reporting currency, which added approximately $14.5 million to European production sales and $4 to content per vehicle during the period.
    Operating income in the third quarter of 2004 declined to $10.2 million.
North American operating income of $26.7 million was significantly impacted by increases in start up costs at Decostar and at the Company's new specialty vehicle facility in Shreveport, Louisiana. In addition, launch costs at the
Company's Co-ex-tec facility and increased losses at the Company's Anotech anodizing facility contributed to the decline. Operating losses in Europe rose to $13.8 million from the third quarter of 2003. The increased loss as compared to the third quarter of 2003 largely reflects challenges at the
Company's Belplas facility, including continued paint line performance issues, launch issues related to various Porsche fascia programs and lower than anticipated production volumes on the VW A5 (Golf) program.
    Operating income for the nine months of fiscal 2004 declined to
$97.9 million from $132.3 million for the same period last year.
    Net income for the third quarter of 2004 declined to $3.5 million
($0.02 per diluted share) from $14.6 million ($0.16 per diluted share) for the same period last year, reflecting the aforementioned factors, as well as an increase in the Company's effective tax rate to 48.0%, compared to 39.8% last year.
    Net income for the first nine months of 2004 decreased to $55.3 million
($0.55 per diluted share), compared with $75.5 million ($0.79 per diluted share) for the same period in 2003.

    Quarterly Dividend
    ------------------

    Decoma's Board of Directors has declared a third quarter 2004 dividend of
US$0.07 per share on Class A Subordinate Voting and Class B shares payable on
December 15, 2004 to shareholders of record on November 30, 2004.

    Outlook
    -------

    Decoma's North American content per vehicle for fiscal 2004 is expected to be between $97 and $100, while European content per vehicle is expected to be between $52 and $56. Total sales are expected to range between $2.6 billion and $2.8 billion. These figures are based on estimated 2004 light vehicle production of 15.9 million vehicles in North America and 16.2 million vehicles in Western Europe. The Company's outlook also assumes that average exchange rates for the Canadian dollar, Euro and British Pound relative to the
U.S. dollar will approximate the average exchange rates experienced in the third quarter of 2004.
    As a result of ongoing efforts to reduce or delay capital spending, capital spending for 2004 is expected to be between $125 million and
$140 million.

    Appointment of Special Committee
    --------------------------------

    Decoma also announced today that its Board of Directors has appointed a special committee of independent directors to consider the previously announced privatization proposal received from Magna International Inc. (the
"Magna Offer"). The Special Committee's mandate encompasses a review of the
Magna Offer and will include a consideration of the effect of the Magna Offer on Decoma's other stakeholders, including its employees, so as to ensure that their interests are properly protected in accordance with all applicable legal and regulatory requirements.
    The Special Committee will make a recommendation respecting the Magna
Offer to Decoma's Board of Directors following the completion of its review process.

    Forward Looking Information
    ---------------------------

    This press release contains "forward looking statements" within the meaning of applicable securities legislation. Readers are cautioned that such statements are only predictions and involve important risks and uncertainties that may cause actual results or anticipated events to be materially different from those expressed or implied herein. In this regard, readers are referred to the Company's Annual Information Form for the year ended December 31, 2003, filed with the Canadian securities commissions and as an annual report on
Form 40-F with the United States Securities and Exchange Commission, and
subsequent public filings, and the discussion of risks and uncertainties set out in the "Forward Looking Statements" section of the MD&A for the three and nine month periods ended September 30, 2004, which is attached to this press release. The Company disclaims any intention and undertakes no obligation to update or revise any forward looking statements to reflect subsequent information, events or circumstances or otherwise.

    About the Company
    -----------------

    Decoma designs, engineers and manufactures automotive exterior components and systems which include fascias (bumpers), front and rear end modules, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks
(including sport utility vehicles and mini-vans). Decoma has approximately
16,000 employees in 52 manufacturing, engineering and product development facilities in Canada, the United States, Mexico, Germany, Belgium, England,
France, Austria, Poland, the Czech Republic and Japan.

    Conference Call
    ---------------

    -------------------------------------------------------------------------
    Decoma management will hold a conference call to discuss its third quarter results for 2004 on Tuesday, November 2, 2004 at 9:30 a.m. EST.
    The dial-in numbers for the conference call are (416) 640-4127 (local) or
    1 (800) 814-4853 for out of town callers, with call-in required
    10 minutes prior to the start of the conference call. The conference call will be recorded and copies of the recording will be made available on request. The conference call will also be available by live webcast at www.newswire.ca/webcast and will be available for a period of 90 days.
    -------------------------------------------------------------------------

    Contact Information
    -------------------

    For further information please contact S. Randall Smallbone,
Executive Vice President, Finance and Chief Financial Officer of Decoma at
(905) 669-2888.
    For further information about Decoma, please visit the Company's website
At www.decoma.com.
Readers are asked to refer to the Management's Discussion and Analysis of
Results of Operations and Financial Position ("MD&A") attached to this release for a more detailed discussion of the third quarter results for fiscal 2004.

    <<

    DECOMA INTERNATIONAL INC.
    Consolidated Balance Sheets

    (Unaudited)

    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
                                                         As at         As at
                                                  September 30,  December 31,
                                                          2004          2003
                                                                 (restated -
    (U.S. dollars in thousands)                                   see note 5)
    -------------------------------------------------------------------------
                                   ASSETS
    -------------------------------------------------------------------------
    Current assets:
      Cash and cash equivalents                     $   73,270    $   93,545
      Accounts receivable                              476,651       395,040
      Inventories                                      233,341       216,502
      Income taxes receivable                           29,977         4,015
      Prepaid expenses and other                        21,356        18,267
    -------------------------------------------------------------------------
                                                       834,595       727,369
    -------------------------------------------------------------------------
    Investments (note 5)                                22,523        20,773
    -------------------------------------------------------------------------
    Fixed assets, net (note 5)                         698,270       682,294
    -------------------------------------------------------------------------
    Goodwill, net                                       71,677        71,106
    -------------------------------------------------------------------------
    Future tax assets                                    9,304        10,556
    -------------------------------------------------------------------------
    Other assets                                        15,490        18,390
    -------------------------------------------------------------------------
                                                    $1,651,859    $1,530,488
    -------------------------------------------------------------------------
                    LIABILITIES AND SHAREHOLDERS' EQUITY
    -------------------------------------------------------------------------
    Current liabilities:
      Current bank indebtedness (note 6(b))         $        -    $  177,288
      Accounts payable                                 289,290       226,114
      Accrued salaries and wages                        72,376        68,298
      Other accrued liabilities                         87,438        77,260
      Long-term debt due within one year                 5,107         4,856
      Debt due to Magna and its affiliates
       within one year  (note 6(c))                    137,780       141,804
    Convertible Series Preferred Shares, held
     by Magna (note 6(a))                              157,655       150,572
    -------------------------------------------------------------------------
                                                       749,646       846,192
    -------------------------------------------------------------------------
    Long-term bank indebtedness (note 6(b))            191,358             -
    -------------------------------------------------------------------------
    Long-term debt                                       5,999        11,194
    -------------------------------------------------------------------------
    Other long-term liabilities (note 5)                12,774        10,784
    -------------------------------------------------------------------------
    Future tax liabilities  (note 5)                    56,274        49,879
    -------------------------------------------------------------------------
    Shareholders' equity:
      Convertible Debentures (note 12)                  68,313        66,127
      Convertible Series Preferred Shares (note 7)       5,343         8,826
      Class A Subordinate Voting Shares (note 7)       287,153       287,137
      Class B Shares (note 7)                           30,594        30,594
      Contributed surplus (note 5)                         581           267
      Deferred compensation (note 8(b))                 (4,005)            -
      Retained earnings                                187,814       155,975
      Currency translation adjustment (note 5)          60,015        63,513
    -------------------------------------------------------------------------
                                                       635,808       612,439
    -------------------------------------------------------------------------
                                                    $1,651,859    $1,530,488
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
                           See accompanying notes

    DECOMA INTERNATIONAL INC.
    Consolidated Statements of Income and Retained Earnings

    (Unaudited)

    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
                                  Three Month Periods     Nine Month Periods
                                   Ended September 30,    Ended September 30,
    -------------------------------------------------------------------------
    (U.S. dollars, in               2004        2003        2004        2003
     thousands except per                 (restated -            (restated -
     share figures)                        see note 5)            see note 5)
    -------------------------------------------------------------------------
    Sales                     $  620,065  $  556,444  $1,990,681  $1,709,671
    -------------------------------------------------------------------------
    Cost of goods sold           533,588     457,450   1,663,648   1,370,346
    Depreciation and
     amortization                 24,485      22,304      72,433      64,450
    Selling, general and
     administrative
     (notes 5 and 9)              45,768      42,281     137,138     124,246
    Affiliation and social fees    6,073       5,663      20,261      18,337
    Other charge adjustment
     (note 11)                         -           -        (728)          -
    -------------------------------------------------------------------------
    Operating income              10,151      28,746      97,929     132,292
    Equity income                   (536)       (405)     (1,870)     (1,425)
    Interest expense, net          2,743       2,551       8,325       7,828
    Amortization of discount on
     Convertible Series Preferred
     Shares, held by Magna         1,267       2,316       3,675       6,617
    Other income (note 13)             -           -           -      (1,387)
    -------------------------------------------------------------------------
    Income before income taxes     6,677      24,284      87,799     120,659
    Income taxes                   3,205       9,661      32,542      45,180
    -------------------------------------------------------------------------
    Net income                $    3,472  $   14,623  $   55,257  $   75,479
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Financing charges on
     Convertible Series Preferred
     Shares held by Magna and
     Convertible Debentures,
     net of taxes (note 12)   $   (2,185) $   (2,459) $   (5,881) $   (6,410)
    -------------------------------------------------------------------------
    Net income attributable to
     Class A Subordinate Voting
     and Class B Shares            1,287      12,164      49,376      69,069
    Retained earnings, beginning
     of period                   192,373     160,451     156,984     111,450
    Dividends on Class A
     Subordinate Voting and
     Class B Shares               (5,846)     (4,802)    (17,537)    (12,970)
    Adjustment for change in
     accounting policies
     (note 5)                          -        (999)     (1,009)       (735)
    -------------------------------------------------------------------------
    Retained earnings,
     end of period            $  187,814  $  166,814  $  187,814  $  166,814
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Earnings per Class A
     Subordinate Voting
     and Class B Share
      Basic (note 16)         $     0.02  $     0.17  $     0.59  $     0.99
      Diluted (note 16)       $     0.02  $     0.16  $     0.55  $     0.79
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Average number of Class A
     Subordinate Voting and
     Class B Shares outstanding
     (in thousands)
      Basic (note 16)             83,058      73,195      83,305      69,798
      Diluted (note 16)           83,568     106,397     106,308     103,530
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           See accompanying notes

    DECOMA INTERNATIONAL INC.
    Consolidated Statements of Cash Flows

    (Unaudited)

    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
                                  Three Month Periods     Nine Month Periods
                                   Ended September 30,    Ended September 30,
    -------------------------------------------------------------------------
                                    2004        2003        2004        2003
                                         (restated -             (restated -
    (U.S. dollars in thousands)           see note 5)            see note 5)
    -------------------------------------------------------------------------
    Cash provided from
     (used for):
    OPERATING ACTIVITIES
    Net income                $    3,472  $   14,623  $   55,257  $   75,479
    Items not involving
     current cash flows           29,101      22,840      78,838      64,318
    -------------------------------------------------------------------------
                                  32,573      37,463     134,095     139,797
    Changes in non-cash
     working capital             (26,942)    (33,106)    (40,085)    (95,212)
    -------------------------------------------------------------------------
                                   5,631       4,357      94,010      44,585
    -------------------------------------------------------------------------

    INVESTING ACTIVITIES
    Fixed asset additions        (24,844)    (48,435)    (85,477)   (118,678)
    Increase in investments
     and other assets             (1,354)       (757)     (2,687)     (2,082)
    Business acquisitions
     (note 15)                         -      (4,984)          -     (13,260)
    Proceeds from disposition
     of fixed and other assets        25         123         116         457
    -------------------------------------------------------------------------
                                 (26,173)    (54,053)    (88,048)   (133,563)
    -------------------------------------------------------------------------
    FINANCING ACTIVITIES
    (Decrease) Increase in bank
     indebtedness                 (9,729)     67,313       7,963      19,323
    Repayments of long-term debt  (3,765)     (3,327)     (4,631)     (4,159)
    Repayments of debt due to
     Magna and its affiliates        (29)        (26)     (3,633)        (77)
    Issuance of Convertible
     Debentures (note 12)              -           -           -      66,128
    Convertible Debenture
     interest payments                 -           -      (2,386)     (1,252)
    Issuances of Class A
     Subordinate Voting
     Shares (note 7)                   7           -          14       4,715
    Dividends on Convertible
     Series Preferred Shares      (2,176)     (3,403)     (6,467)     (9,986)
    Dividends on Class A
     Subordinate Voting and
     Class B Shares               (5,846)     (4,802)    (17,537)    (12,970)
    -------------------------------------------------------------------------
                                 (21,538)     55,755     (26,677)     61,722
    -------------------------------------------------------------------------
    Effect of exchange rate
     changes on cash and
     cash equivalents                270         430         440       6,860
    -------------------------------------------------------------------------
    Net (decrease) increase in
     cash and cash equivalents
     during the period           (41,810)      6,489     (20,275)    (20,396)
    Cash and cash equivalents,
     beginning of period         115,080      55,174      93,545      82,059
    -------------------------------------------------------------------------
    Cash and cash equivalents,
     end of period            $   73,270  $   61,663  $   73,270  $   61,663
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           See accompanying notes

    DECOMA INTERNATIONAL INC.
    Notes to Consolidated Financial Statements
    (Unaudited)

    Three and nine month periods ended September 30, 2004 and 2003

    -------------------------------------------------------------------------

    1.  The Company
    Decoma International Inc. ("Decoma" or the "Company") is a full service supplier of exterior vehicle appearance systems for the world's automotive industry. Decoma designs, engineers and manufactures automotive exterior components and systems which include fascias
    (bumpers), front and rear end modules, liftgates and running boards, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks
    (including sport utility vehicles and mini vans).

    2.  Basis of Presentation
    The unaudited interim consolidated financial statements of Decoma have been prepared in U.S. dollars in accordance with Canadian generally accepted accounting principles ("GAAP"), except that certain disclosures required for annual financial statements have not been included.
    Accordingly, the unaudited interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2003 (the Company's
    "annual financial statements") which were included in the Company's annual report to shareholders for the year then ended.

    The unaudited interim consolidated financial statements have been prepared on a basis that is consistent with the accounting policies set out in the Company's annual financial statements except for those accounting policy changes described in note 5.

    In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring items, necessary to present fairly the financial position of the Company as at September 30, 2004 and the results of its operations and cash flows for the three and nine month periods ended
    September 30, 2004 and 2003.

    3.  Cyclicality of Operations
    Substantially all revenue is derived from sales to the North American and
    European facilities of the major automobile manufacturers. The Company's operations are exposed to the cyclicality inherent in the automotive industry and to changes in the economic and competitive environments in which the Company operates. The Company is dependent on continued
    relationships with the major automobile manufacturers.

    4.  Use of Estimates
    The preparation of the unaudited interim consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect: the reported amounts of assets and liabilities; the disclosure of contingent assets and liabilities at the date of the unaudited interim consolidated financial statements; and the reported amounts of revenue and expenses during the period. Management believes that the estimates utilized in preparing its unaudited interim consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

    5.  Accounting Policy Changes
    Stock-based Compensation
    As provided for by new accounting recommendations of The Canadian
    Institute of Chartered Accountants (the "CICA"), the fair value of stock options granted, modified or settled on or after January 1, 2003 is recognized on a straight-line basis over the applicable stock option vesting period as compensation expense in selling, general and administrative expenses in the consolidated statements of income. For stock options granted prior to January 1, 2003 which are not accounted for at fair value, pro forma earnings disclosure showing the impact of fair value accounting is included in note 8. The impact of this accounting policy change on reported net income and earnings per share is as follows:

    -------------------------------------------------------------------------
                                  Three Month Periods     Nine Month Periods
                                   Ended September 30,    Ended September 30,
    -------------------------------------------------------------------------
    (U.S. dollars, in thousands
     except per share figures)      2004        2003        2004        2003
    -------------------------------------------------------------------------

    Increase in selling, general
     and administrative expenses   $ 122       $  66       $ 314       $ 200
    -------------------------------------------------------------------------
    Reduction of net income        $ 122       $  66       $ 314       $ 200
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Reduction of earnings
     per Class A Subordinate
     Voting and Class B Share
      Basic                        $   -       $   -       $   -       $   -
      Diluted                      $   -       $   -       $   -       $   -
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Asset Retirement Obligations
    As provided for by new accounting recommendations of the CICA, the
    Company is required to estimate and accrue for the present value of its obligations to restore leased premises at the end of the lease. At lease inception, the present value of this obligation is recognized as other long-term liabilities with a corresponding amount recognized in fixed assets. The fixed asset amount is amortized, and the liability amount is accreted, over the period from lease inception to the time the Company expects to vacate the premises resulting in both depreciation and additional rent in cost of sales in the consolidated statements of income.

    These requirements were adopted by the Company on January 1, 2004 with retroactive restatement. As a result, for the three month period ended
    September 30, 2003 opening retained earnings was reduced by $865,000 and net income was reduced by $70,000. Basic earnings per share was unchanged, while diluted earnings per share was reduced by $0.01. For the nine month period ended September 30, 2003 opening retained earnings was reduced by $735,000 and net income was reduced by $200,000. Basic and diluted earnings per share were reduced by $0.01.

    At December 31, 2003 investments were reduced by $8,000, fixed assets were increased by $1,797,000, other long term liabilities were increased by $3,322,000, future tax liabilities were reduced by $335,000, retained earnings was reduced by $1,009,000 and the currency translation adjustment account decreased by $189,000.

    Net income for the three and nine month periods ended September 30, 2004 were reduced by $85,983 and $248,980, respectively.

    Separately Priced Tooling Contracts
    The Company adopted CICA Emerging Issues Committee Abstract No. 142,
    "Revenue Arrangements with Multiple Deliverables" (EIC-142), prospectively for new revenue arrangements with multiple deliverables entered into by the Company on or after January 1, 2004. The Company enters into such multiple element arrangements where it has separately priced tooling contracts that are entered into at the same time as contracts for subsequent parts production. EIC-142 addresses how a vendor determines whether an arrangement involving multiple deliverables contains more than one unit of accounting and also addresses how consideration should be measured and allocated to the separate units of accounting in the arrangement. Separately priced tooling can be accounted for as a separate revenue element only in circumstances where the tooling has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the subsequent parts production. The adoption of EIC-142 did not have a material effect on the
    Company's revenue or earnings for the three and nine month periods ended
    September 30, 2004.

    6.  Debt
    (a) Convertible Series Preferred Shares
    The liability amounts for the Series 4 and 5 Convertible Series Preferred
    Shares are presented as current liabilities. The Series 4 Convertible
    Series Preferred Shares are retractable at any time by Magna
    International Inc. ("Magna") at their aggregate face value of
    Cdn$100 million and the Series 5 Convertible Series Preferred Shares are
    retractable by Magna at their aggregate face value of Cdn$100 million commencing December 31, 2004.

    These shares are also convertible by Magna into the Company's Class A
    Subordinate Voting Shares at a fixed conversion price of Cdn$13.20 per share and are redeemable by the Company commencing December 31, 2005.

    (b) Credit Facility
    During the current quarter, the Company replaced its $300 million 364 day revolving credit facility with a $400 million three year term facility maturing September 30, 2007 (the "New Facility").

    Draws under the New Facility bear interest at prime plus nil% to 0.375%
    depending on the Company's consolidated debt to capitalization position.
    In addition, the Company pays a commitment fee of between 0.175% to 0.35%
    of the undrawn portion of the New Facility again depending on the
    Company's debt to capitalization position.

    The New Facility contains a number of covenants including two financial covenants: maximum indebtedness and minimum interest charge coverage, each as defined in the agreement. These covenants are measured quarterly.

    At September 30, 2004 the Company had cash on hand of $73.3 million and
    $208.6 million of unused and available credit representing the unused and available portion of the New Facility.

    (c) Debt Due to Magna and its Affiliates
    The Company's debt due to Magna and its affiliates consists of the following:

    -------------------------------------------------------------------------
                                                  September 30,  December 31,
    (U.S. dollars in thousands)                           2004          2003
    -------------------------------------------------------------------------

    Debt denominated in Canadian dollars (i)         $  47,506     $  46,512
    Debt denominated in Euros (ii)                      89,230        94,128
    Capital lease obligation denominated in Euros        1,044         1,164
    -------------------------------------------------------------------------
                                                       137,780       141,804
    Less due within one year                           137,780       141,804
    -------------------------------------------------------------------------
                                                     $       -     $       -
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

           Notes:
           (i)  This debt initially bore interest at 7.5% and was repayable in 2001. In addition to the maturity date, the interest rate on this debt was subsequently renegotiated quarterly. The
                interest rate was 3.85% effective January 1, 2003, 4.25%
                effective April 1, 2003, 4.19% effective July 1, 2003, 3.86%
                effective October 1, 2003, 3.65% effective January 1, 2004,
                3.07% effective April 1, 2004, 3.09% effective July 1, 2004 and 3.375% effective October 1, 2004. The maturity date of the Cdn$60 million debt has been extended to
                December 31, 2004.

           (ii) This debt, comprised of three tranches, initially bore interest at 7.0%, 7.0% and 7.5%, respectively, and was
                repayable October 1, 2002, October 1, 2003 and
                December 31, 2004, respectively. The maturity date and the interest rate on the first tranche was renegotiated to 4.29%
                effective October 2, 2002, 3.86% effective January 2, 2003,
                3.51% effective April 2, 2003, 3.14% effective July 2, 2003 and 3.32% effective October 2, 2003. The maturity date and the interest rate on the second tranche was renegotiated to
                3.32% effective October 2, 2003. Substantially all of the
                first and second tranches were repaid in December 2003. The remaining portions of the first and second tranches
                outstanding at December 31, 2003 were repaid in January 2004.
                The third and final tranche of this debt, totaling
                Euro 72.0 million, continues to be due December 31, 2004 and bears interest at its original rate of 7.5%.

    7.  Capital Stock
    Class and Series of Outstanding Securities
    For details concerning the nature of the Company's securities, refer to note 11, "Convertible Series Preferred Shares Held by Magna", and
    note 14, "Capital Stock", of the Company's annual financial statements.

    The following table summarizes the outstanding share capital of the
    Company:

    -------------------------------------------------------------------------
                                                    Authorized        Issued
    -------------------------------------------------------------------------
    Convertible Series Preferred Shares
      (Convertible into Class A Subordinate
       Voting Shares)                                3,500,000     2,000,000
    Preferred Shares, issuable in series             Unlimited             -
    Class A Subordinate Voting Shares                Unlimited    51,600,778
    Class B Shares
      (Convertible into Class A Subordinate
       Voting Shares)                                Unlimited    31,909,091
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Maximum Shares
    The following table presents the maximum number of shares that would be outstanding if all of the outstanding options, Convertible Series
    Preferred Shares and Convertible Debentures issued and outstanding as at
    September 30, 2004 were exercised or converted:

    -------------------------------------------------------------------------
                                                            Number of Shares
    -------------------------------------------------------------------------

    Class A Subordinate Voting Shares outstanding
     at September 30, 2004                                        51,600,778
    Class B Shares outstanding at September 30, 2004              31,909,091
    Options to purchase Class A Subordinate Voting Shares          2,853,000
    Convertible Debentures, convertible by the holders
     at Cdn$13.25 per share                                        7,547,019
    Convertible Series Preferred Shares, convertible
     at Cdn$13.20 per share                                       15,151,516
    -------------------------------------------------------------------------
                                                                 109,061,404
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The above amounts include shares issuable if the holders of the
    Convertible Debentures exercise their conversion option but exclude
    Class A Subordinate Voting Shares issuable, only at the Company's option, to settle interest and principal related to the Convertible Debentures.
    The number of Class A Subordinate Voting Shares issuable at the Company's option is dependent on the trading price of Class A Subordinate Voting
    Shares at the time the Company elects to settle Convertible Debenture interest and principal with shares.

    8.  Stock-based Compensation
    (a) Incentive Stock Options
    Information concerning the Company's Incentive Stock Option Plan is included in note 15, "Incentive Stock Options", of the Company's annual financial statements. The following is a continuity schedule of options outstanding:

    -------------------------------------------------------------------------
                                                        Weighted
                                                         Average   Number of
                                                        Exercise     Options
                                              Number       Price Exercisable
    -------------------------------------------------------------------------

    Outstanding at December 31, 2003       2,640,000   Cdn$13.02   1,779,000
    Granted                                  330,000   Cdn$11.79           -
    Exercised                                 (2,000)  Cdn $9.50      (2,000)
    Cancelled                               (115,000)  Cdn$13.06     (57,000)
    Vested                                                           330,000
    -------------------------------------------------------------------------
    Outstanding at September 30, 2004      2,853,000   Cdn$12.88   2,050,000
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The maximum number of shares reserved to be issued for stock options is
    4,100,000 Class A Subordinate Voting Shares. The number of reserved but unoptioned shares at September 30, 2004 is 1,193,750. The total number of shares issued from exercised stock options, from the inception date of the plan, is 53,250.

    The fair value of stock options is estimated at the grant date using the
    Black-Scholes option pricing model using the following weighted average assumptions for stock options issued in each period indicated (no stock options were issued during the three month periods ended
    September 30, 2004 and 2003):

    -------------------------------------------------------------------------
                                                          Nine Month Periods
                                                          Ended September 30,
    -------------------------------------------------------------------------
    (U.S. dollars in thousands)                            2004          2003
    -------------------------------------------------------------------------

    Risk free interest rate                                2.8%         3.0%
    Expected dividend yield                                3.0%         3.2%
    Expected volatility                                     37%          39%
    Expected life of options                            5 years      5 years
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Stock options granted prior to January 1, 2003 are not accounted for at fair value. Had these stock options been accounted for at fair value, the
    Company's net income attributable to Class A Subordinate Voting and
    Class B Shares would have been:

    -------------------------------------------------------------------------
                                  Three Month Periods     Nine Month Periods
                                   Ended September 30,    Ended September 30,
    -------------------------------------------------------------------------
    (U.S. dollars, in thousands
     except per share figures)      2004        2003        2004        2003
    -------------------------------------------------------------------------

    Net income attributable to
     Class A Subordinate Voting
     and Class B Shares       $    1,287  $   12,164  $   49,376  $   69,069
    Pro forma adjustments for
     the fair value of stock
     options granted prior to
     January 1, 2003                (150)       (243)       (474)       (694)
    -------------------------------------------------------------------------
    Pro forma net income
     attributable to Class A
     Subordinate Voting and
     Class B Shares           $    1,137  $   11,921  $   48,902  $   68,375
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Pro forma earnings per
     Class A Subordinate Voting
     and Class B Share
      Basic                   $    0.01   $     0.16  $     0.59  $     0.98
      Diluted                 $    0.01   $     0.16  $     0.55  $     0.79
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (b) Restricted Share Agreement
    During the three month period ended June 30, 2004, the Company entered into a new employment agreement and long term retention arrangement with its CEO. The CEO was paid a special bonus of $1.9 million. In addition, restricted shares were sold to the CEO. Provided the CEO remains with
    Decoma until December 31, 2007 and certain other conditions are met, the restricted shares will be released to the CEO over the period from
    January 1, 2008 to December 31, 2017 in annual increments provided he continues to comply with certain conditions under the arrangement.

    451,685 Class A Subordinate Voting Shares, which were acquired on the open market at a cost of $4.1 million, were sold to the CEO under the arrangement. The purchase price paid by the CEO was at a discount to the acquisition cost of $4.1 million which was determined with reference to the nature and duration of the restrictions.

    The total net cost to the Company of these arrangements is being amortized to compensation expense from the award date through
    December 31, 2017.

    451,685 Class A Subordinate Voting Shares, which have not yet been released to the CEO, and unamortized compensation expense of $4.0 million at September 30, 2004 have been presented as a reduction of shareholders'
    equity. In addition, these shares have been excluded in the calculation of basic earnings per share but have been included in the calculation of diluted earnings per share.

    9.  Additional Expense Information
    Selling, general and administrative expenses are net of earnings (losses)
    resulting from foreign exchange of:

    -------------------------------------------------------------------------
                                  Three Month Periods     Nine Month Periods
                                   Ended September 30,    Ended September 30,
    -------------------------------------------------------------------------
    (U.S. dollars in thousands)     2004        2003        2004        2003
    -------------------------------------------------------------------------

    Foreign exchange (losses)
     income                   $     (746) $   (1,351) $      290  $   (6,250)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    As disclosed in Note 12, "Employee Future Benefit Plans", to the
    Company's annual financial statements, the Company sponsors certain defined benefit pension and post-retirement medical benefit arrangements.
    The aggregate amount expensed for these arrangements was as follows:

    -------------------------------------------------------------------------
                                  Three Month Periods     Nine Month Periods
                                   Ended September 30,    Ended September 30,
    -------------------------------------------------------------------------
    (U.S. dollars in thousands)     2004        2003        2004        2003
    -------------------------------------------------------------------------

    Net expense               $    1,257  $    1,112  $    3,715  $    3,131
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    10. Contingencies
    (a) In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees and for environmental remediation costs. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position and results of operations of the Company.

    (b) Ford Motor Company ("Ford") recently updated its Production
    Purchasing Global Terms and Conditions (the "Global Terms") effective for shipments from Decoma International Corp. ("DIC") and its subsidiaries
    (collectively the "Supplier") to Ford on or after January 1, 2004. DIC is a direct significant subsidiary of Decoma International Inc. Under the
    Global Terms, Ford and its "related companies" (collectively the "Ford
    Group" or the "Buyer") have the right to set off against the Supplier's receivables from the Ford Group amounts owing to the Ford Group by the
    Supplier's "related companies". "Related companies" is defined under the
    Global Terms to include any parent company of the Buyer or the Supplier, as appropriate, and any subsidiary or affiliate in which any of them owns or controls at least 25% of the voting stock, partnership interest or other ownership interest.

    Where DIC acts as a "Supplier", Decoma interprets the Global Terms to mean that "related companies" would include Decoma International Inc. (as the parent company of DIC) and its direct and indirect subsidiaries and at least 25% owned entities (collectively the "Decoma Group") but would not include Magna and its direct and indirect subsidiaries and at least
    25% owned entities other than the Decoma Group (collectively the "Magna
    Group").

    Ford may assert that the term "related companies" includes, in relation to DIC or other Suppliers in the Decoma Group, the Magna Group and attempt to set off a Magna Group liability against a Decoma Group receivable. To date, Ford has not attempted to take such action against
    Decoma. If the Ford Group took such an action against Decoma in respect of a material liability of the Magna Group, such action could have a material adverse impact on Decoma's financial condition and liquidity.
    Any such action by Ford would be contested by Decoma at such time.

    (c) The Company is currently reviewing its long term plans for its
    Anotech anodizing business and its Prometall and Decotrim facilities. As a result of these circumstances, the recoverability of certain fixed assets at these facilities with a net book value of approximately
    $ 39 million is subject to measurement uncertainty. Readers are asked to refer to the Company's Management's Discussion and Analysis of Results of
    Operations and Financial Position which is included elsewhere herein for further discussion.

    11. Continental Europe Paint Capacity Consolidation Charges
    During the three month period ended December 31, 2003, the Company completed, and committed to, a plan to consolidate its continental Europe paint capacity. This plan entails mothballing the Company's Decoform paint line in Germany and transferring Decoform's painted trim and fascia business to the Company's newer paint lines at its Decorate and Belplas facilities in Germany and Belgium, respectively. Decoform will continue to mold and assemble products for the Company's Decorate facility.

    The consolidation will result in severance costs associated with a reduction of the Decoform workforce. Severance costs for 284 employees were accrued in the three month period ended December 31, 2003.

    The severance accrual was reduced by $0.7 million in the three month period ended June 30, 2004 to reflect the Company's current best estimate of costs. This reduction primarily reflects the benefits of being able to retain more Decoform employees than originally planned as a result of increases in expected future mold and assembly volumes at Decoform.

    A continuity of the severance accrual related to this consolidation plan is as follows:

    (U.S. dollars, in thousands)
    -------------------------------------------------------------------------
    Balance, December 31, 2003                                      $  6,799
    Payments                                                             (50)
    Currency translation                                                (258)
    -------------------------------------------------------------------------
    Balance, March 31, 2004                                            6,491
    Payments                                                             (65)
    Adjustments                                                         (728)
    Currency translation                                                  94
    -------------------------------------------------------------------------
    Balance, June 30, 2004                                             5,792
    Payments                                                            (287)
    Currency translation                                                  39
    -------------------------------------------------------------------------
    Balance, September 30, 2004                                     $  5,544
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    12. Convertible Debentures
    On March 27, 2003, the Company issued Cdn$100 million of unsecured, subordinated Convertible Debentures bearing interest at 6.5% and maturing
    March 31, 2010. See note 13 to the Company's annual financial statements for further discussion on the Convertible Debentures.

    13. Other Income
    During the first quarter of 2003, the Company permanently repatriated
    $75 million from its United States operations. This repatriation gave rise to the recognition of a pro rata amount of the Company's cumulative translation adjustment account. This amount, totaling $1.4 million, has been included in other income and is not subject to tax.

    14. Segmented Information
    The Company operates in one industry segment, the automotive exteriors business. As at September 30, 2004, the Company had 28 manufacturing facilities in North America and 16 in Europe. In addition, the Company had 8 product development and engineering centres.

    The Company's European divisions operate separately from the Company's
    North American divisions as a result of differences in customer mix and business environment. The Company's internal financial reports, which are reviewed by executive management including the Company's President and
    Chief Executive Officer, segment divisional results between North America and Europe. This segmentation recognizes the different geographic business risks faced by the Company's North American and European divisions, including vehicle production volumes in North America and
    Europe, foreign currency exposure, differences in OEM customer mix, the level of customer outsourcing and the nature of products and systems outsourced.

    The accounting policies of each segment are consistent with those used in the preparation of the unaudited interim consolidated financial statements. Inter-segment sales and transfers are accounted for at fair market value. The following tables show certain information with respect to segment disclosures.

    -------------------------------------------------------------------------
                                 Three Month Period Ended September 30, 2004
    -------------------------------------------------------------------------
                                   North
    (U.S. dollars in thousands)  America      Europe   Corporate       Total
    -------------------------------------------------------------------------

    Sales                     $  397,105  $  224,858  $        -  $  621,963
    Inter-segment sales           (1,535)       (363)          -      (1,898)
    -------------------------------------------------------------------------
    Sales to external
     customers                $  395,570  $  224,495  $        -  $  620,065
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Depreciation and
     amortization             $   16,848  $    7,637  $        -  $   24,485
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Operating income (loss)   $   26,728  $  (13,890) $   (2,687) $   10,151
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Equity income             $     (536) $        -  $        -  $     (536)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Interest expense
     (income), net            $   13,270  $    2,316  $  (12,843) $    2,743
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Amortization of discount
     on Convertible Series
     Preferred Shares,
     Held by Magna            $        -  $        -  $    1,267  $    1,267
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Fixed assets, net         $  457,079  $  241,191  $        -  $  698,270
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Fixed asset additions     $   15,703  $    9,141  $        -  $   24,844
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Goodwill, net             $   50,830  $   20,847  $        -  $   71,677
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
                                 Three Month Period Ended September 30, 2003
    -------------------------------------------------------------------------
                                   North
    (U.S. dollars in thousands)  America      Europe   Corporate       Total
    -------------------------------------------------------------------------

    Sales                     $  373,358  $  183,738  $        -  $  557,096
    Inter-segment sales             (136)       (516)          -        (652)
    -------------------------------------------------------------------------
    Sales to external
     customers                $  373,222  $  183,222  $        -  $  556,444
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Depreciation and
     amortization             $   15,806  $    6,498  $        -  $   22,304
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Operating income (loss)   $   42,868  $   (9,056) $   (5,066) $   28,746
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Equity income             $     (405) $        -  $        -  $     (405)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Interest expense
     (income), net            $    7,762  $    4,557  $   (9,768) $    2,551
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Amortization of discount
     on Convertible Series
     Preferred Shares,
     Held by Magna            $        -  $        -  $    2,316  $    2,316
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Fixed assets, net         $  424,906  $  203,826  $        -  $  628,732
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Fixed asset additions     $   29,559  $   18,876  $        -  $   48,435
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Goodwill, net             $   48,711  $   19,345  $        -  $   68,056
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
                                  Nine Month Period Ended September 30, 2004
    -------------------------------------------------------------------------
                                   North
    (U.S. dollars in thousands)  America      Europe   Corporate       Total
    -------------------------------------------------------------------------

    Sales                     $1,277,640  $  715,913  $        -  $1,993,553
    Inter-segment sales           (1,559)     (1,313)          -      (2,872)
    -------------------------------------------------------------------------
    Sales to external
     customers                $1,276,081  $  714,600  $        -  $1,990,681
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Depreciation and
     amortization             $   50,113  $   22,320  $        -  $   72,433
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Other charge adjustment
     (note 11)                $        -  $     (728) $        -  $     (728)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Operating income (loss)   $  135,976  $  (29,839) $   (8,208) $   97,929
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Equity income             $   (1,870) $        -  $        -  $   (1,870)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Interest expense
     (income), net            $   40,277  $    6,753  $  (38,705) $    8,325
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Amortization of discount
     on Convertible Series
     Preferred Shares,
     Held by Magna            $        -  $        -  $    3,675  $    3,675
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Fixed assets, net         $  457,079  $  241,191  $        -  $  698,270
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Fixed asset additions     $   51,257  $   34,220  $        -  $   85,477
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Goodwill, net             $   50,830  $   20,847  $        -  $   71,677
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
                                  Nine Month Period Ended September 30, 2003
    -------------------------------------------------------------------------
                                   North
    (U.S. dollars in thousands)  America      Europe   Corporate       Total
    -------------------------------------------------------------------------

    Sales                     $1,180,502  $  531,528  $        -  $1,712,030
    Inter-segment sales             (527)     (1,832)          -      (2,359)
    -------------------------------------------------------------------------
    Sales to external
     customers                $1,179,975  $  529,696  $        -  $1,709,671
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Depreciation and
     amortization             $   45,246  $   19,204  $        -  $   64,450
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Operating income (loss)   $  159,319  $  (12,024) $  (15,003) $  132,292
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Equity income             $   (1,425) $        -  $        -  $   (1,425)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Interest expense
     (income), net            $   20,913  $   13,382  $  (26,467) $    7,828
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Amortization of discount
     on Convertible Series
     Preferred Shares,
     Held by Magna            $        -  $        -  $    6,617  $    6,617
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Other income (note 13)    $        -  $        -  $   (1,387) $   (1,387)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Fixed assets, net         $  424,906  $  203,826  $        -  $  628,732
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Fixed asset additions     $   77,523  $   41,155  $        -  $  118,678
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Goodwill, net             $   48,711  $   19,345  $        -  $   68,056
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    15. Business Acquisitions
    Federal Mogul Lighting
    During the second quarter of 2003, the Company entered into an agreement to acquire Federal Mogul's original equipment automotive lighting operations in Matamoras, Mexico, a distribution centre in Brownsville,
    Texas, an assembly operation in Toledo, Ohio and certain of the engineering operations, contracts and equipment at Federal Moguls'
    original equipment automotive lighting operations in Hampton, Virginia.
    The total purchase price was $10.4 million. The transaction closed on
    April 14, 2003 with a transition of the Hampton, Virginia contracts and assets over the balance of 2003.

    The net effect of the transaction on the Company's consolidation balance sheet was as follows:

    Non-cash working capital                                         $ 8,023
    Fixed assets                                                       2,338
    -------------------------------------------------------------------------
    Net assets acquired                                              $10,361
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The acquisition has been accounted for by the purchase method from the date of transaction.

    Decomex
    In May 2001, the Company acquired the remaining 30% minority interest in
    Decomex Inc. ("Decomex") from Corporation Activa, S.A. de C.V. Decomex operates fascia moulding and finishing operations in Mexico.

    Total consideration paid in connection with the acquisition amounted to
    $7.8 million which gave rise to goodwill of $0.1 million. The purchase price was satisfied with cash of $2.6 million and by the issuance of
    $5.2 million of prime rate promissory notes which were repaid during 2002 and 2003.

    16. Earnings Per Share

    -------------------------------------------------------------------------
                                  Three Month Periods     Nine Month Periods
                                   Ended September 30,    Ended September 30,
    -------------------------------------------------------------------------
    (U.S. dollars, in thousands
     except per share figures)      2004        2003        2004        2003
    -------------------------------------------------------------------------

    Basic earnings per Class A
     Subordinate Voting
     and Class B Share
    Net income attributable to
     Class A Subordinate Voting
     and Class B Shares       $    1,287  $   12,164  $   49,376  $   69,069
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Average number of Class A
     Subordinate Voting and
     Class B Shares outstanding
     during the period            83,510      73,195      83,509      69,798
    Adjustments for:
      Deferred compensation
       (note 8(b))                  (452)          -        (204)          -
    -------------------------------------------------------------------------
                                  83,058      73,195      83,305      69,798
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Basic earnings per Class A
     Subordinate Voting and
     Class B Share            $     0.02  $     0.17  $     0.59  $     0.99
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Diluted earnings per Class
     A Subordinate Voting and
     Class B Share
    Net income attributable to
     Class A Subordinate Voting
     and Class B Shares       $    1,287  $   12,164  $   49,376  $   69,069
    Adjustments (net of related
     tax effects) for:
      Amortization of discount
       on Convertible Series
       Preferred Shares                -       2,316       3,675       6,617
      Financing charges on
       Convertible Series
       Preferred Shares,
       held by Magna                   -       1,472       2,771       4,412
      Financing charges on
       Convertible Debentures          -         988       3,110       1,998
    -------------------------------------------------------------------------
                              $    1,287  $   16,940  $   58,932  $   82,096
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Average number of Class A
     Subordinate Voting and
     Class B Shares outstanding
     during the period            83,058      73,195      83,305      69,798
    Adjustments for:
      Class A Subordinate Voting
       Shares issuable on
       conversion of Convertible
       Series Preferred Shares         -      25,464      15,152      28,519
      Class A Subordinate Voting
       Shares issuable on
       conversion of Convertible
       Debentures                      -       7,547       7,547       5,114
      Stock options determined
       using the treasury stock
       method                         58         191         100          99
      Deferred compensation
       (note 8(b))                   452           -         204           -
    -------------------------------------------------------------------------
                                  83,568     106,397     106,308     103,530
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Diluted earnings per Class A
     Subordinate Voting
     and Class B Share        $     0.02  $     0.16  $     0.55  $     0.79
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    17. Subsequent Event
    The Board of Directors of the Company received a proposal to acquire all the outstanding Class A Subordinate Voting Shares of Decoma not owned by
    Magna. The Company's Board of Directors will review Magna's proposal and will respond in due course having regard to all applicable legal and regulatory requirements.

    DECOMA INTERNATIONAL INC.
    Management's Discussion and Analysis of Results of Operations and
    Financial Position

    Three and nine month periods ended September 30, 2004 and 2003

    -------------------------------------------------------------------------

    All amounts in this Management's Discussion and Analysis of Results of
    Operations and Financial Position ("MD&A") are in U.S. dollars unless otherwise noted. This MD&A is current as of November 1, 2004 and should be read in conjunction with the Company's unaudited interim consolidated financial statements for the three and nine month periods ended
    September 30, 2004, included elsewhere herein, and the Company's consolidated financial statements and MD&A for the year ended
    December 31, 2003, included in the Company's Annual Report to
    Shareholders for 2003. Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

    Impact of Translation of Foreign Currency Results of Operations into the
    Company's U.S. Dollar Reporting Currency

    -------------------------------------------------------------------------
                          Three Month Periods Ended  Nine Month Periods Ended
                                 September 30,            September 30,
                         ----------------------------------------------------
                                                 %                         %
                            2004     2003   Change     2004     2003  Change
    -------------------------------------------------------------------------

    1 Cdn dollar equals
     U.S. dollars          0.766    0.725     5.7%    0.753    0.701    7.4%

    1 Euro equals
     U.S. dollars          1.223    1.124     8.8%    1.225    1.112   10.2%

    1 British Pound
     equals U.S. dollars   1.816    1.609    12.9%    1.821    1.611   13.0%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The preceding table reflects the average foreign exchange rates between the primary currencies in which the Company conducts business and its
    U.S. dollar reporting currency. Significant changes in the exchange rates of these currencies against the U.S. dollar impact the reported U.S.
    dollar amounts of the Company's results of operations. The results of foreign operations are translated into U.S. dollars using the average exchange rates in the table above for the relevant period.

    In addition to the impact of movements in exchange rates on translation of foreign operations into U.S. dollars, the Company's results can also be influenced by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases denominated in foreign currencies). However, as a result of hedging programs employed by the Company, foreign currency transactions in the current period have not been fully impacted by the movements in exchange rates. The Company records foreign currency transactions at the hedged rate.

    Finally, holding gains and losses on foreign currency denominated monetary items, which are recorded in selling, general and administrative expenses, impact reported results.

    Throughout this MD&A reference is made to the impact of translation of foreign operations, foreign currency transactions and holding gains and losses on reported U.S. dollar amounts where significant.

    OVERVIEW

    Subsequent Event
    ----------------
    The board of directors of the Company received a proposal to acquire all the outstanding Class A Subordinate Voting Shares of Decoma not owned by
    Magna. The Company's board of directors will review Magna's proposal and will respond in due course having regard to all applicable legal and regulatory requirements.

    Results of Operations
    ---------------------
    Total sales grew to $620.1 million in the third quarter of 2004 compared to $556.4 million for the third quarter of 2003. Total sales benefited
    $30.1 million from translation. Excluding the impact of translation, total sales increased $33.6 million or 6% over the third quarter of 2003 due primarily to new program launches in both North America and Europe.

    Third quarter earnings are traditionally impacted by lower production volumes as a result of normal customer summer shutdowns. Earnings this quarter were further impacted by increased losses at startup facilities, increased costs associated with sealing development and new program launches, continued performance issues with respect to the Company's new
    Belplas paint line in combination with both low VW A5 (Golf) program volumes and Porsche program launch issues at this facility, and increased losses at certain of our underperforming divisions. Our remaining facilities continue to perform well despite continued customer and competitive pricing pressures and increases in raw material costs.

    As a result of these factors, operating income declined to $10.2 million in the current quarter from $28.7 million in the third quarter last year.
    Net income was further impacted by an increase in the Company's effective tax rate in the current quarter to 48.0%, up from 39.8% in the comparative period. This increase is primarily a result of an increase in losses incurred in Belgium which are not currently being tax benefited the effect of which has been further magnified by lower third quarter pretax earnings levels. Net income declined to $3.5 million in the current quarter from $14.6 million in the third quarter last year. Basic earnings per share declined to $0.02 in the third quarter of 2004 compared to $0.17 in the third quarter of 2003. As a result of the reduced net income levels, the Company's Convertible Series Preferred
    Shares and Convertible Debentures were both anti-dilutive in the quarter.
    Therefore, diluted earnings per share were also $0.02 in the third quarter of 2004 compared to $0.16 in the third quarter of 2003.

    The tables below breakdown the Company's operating income, for both the current and comparative quarters, between its principal operations, those startup and launch divisions that are having a significant short-term impact on year over year results, and other divisions that collectively are in a significant operating loss position including the Company's
    United Kingdom divisions, the Company's Belplas facility and other underperforming divisions:

    -------------------------------------------------------------------------
                                 Three Month Period Ended September 30, 2004
                                ---------------------------------------------
                                    North
    (U.S. dollars in millions)    America     Europe   Corporate       Total
    -------------------------------------------------------------------------

    Operating Income
    Q3 2004 before the divisions
     below                          $40.9       $5.2       $(2.7)      $43.4
    Consolidation of global R&D
     activities in Canada            (2.0)       2.0                       -
    Major startups and sealing
     launches(*)                     (9.7)                              (9.7)
    United Kingdom                              (3.4)                   (3.4)
    Belplas                                     (8.7)                   (8.7)
    Underperforming divisions(xx)    (2.5)      (8.9)                  (11.4)
    -------------------------------------------------------------------------
    Q3 2004 as reported             $26.7     $(13.8)      $(2.7)      $10.2
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
                                 Three Month Period Ended September 30, 2003
                                ---------------------------------------------
                                    North
    (U.S. dollars in millions)    America     Europe   Corporate       Total
    -------------------------------------------------------------------------

    Operating Income
    Q3 2003 before the divisions
     below                          $45.4       $2.2       $(5.1)      $42.5
    Major startups and sealing
     launches(*)                     (1.2)                              (1.2)
    United Kingdom                              (2.3)                   (2.3)
    Belplas                                     (1.8)                   (1.8)
    Underperforming divisions(xx)    (1.3)      (7.2)                   (8.5)
    -------------------------------------------------------------------------
    Q3 2003 as reported             $42.9      $(9.1)      $(5.1)      $28.7
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (*)  Includes Decostar, Shreveport, FEM business development costs and
         Co-ex-tec
    (xx) Includes Anotech in North America and Prometall, Decotrim and
         Decoform in Europe

    Operating income at principal operations was $ 43.4 million in the current quarter compared to $ 42.5 million in the third quarter of 2003.

    Segment operating income was impacted by the consolidation of global research and development activities in Canada.

    North American operating income was also significantly impacted by near term increases in start up costs at Decostar and at the Company's new specialty vehicle facility in Shreveport as these facilities approach start of production, front end module ("FEM") business development costs and sealing program development and launch costs at our Co-ex-tec facility. Increased losses at our underperforming Anotech anodizing facility also had a negative impact on operating income. The decline in operating income at the Company's remaining North American facilities, down to $40.9 million compared to $45.4 million in the third quarter of
    2003, is primarily attributable to continued customer and competitive pricing pressures, raw material cost increases primarily with steel and longer than originally anticipated customer summer vacation and inventory correction production shutdowns on certain high Decoma content SUV and light truck programs.

    In Europe, operating losses increased primarily at Belplas because of continued paint line performance issues, significant launch issues related to various Porsche fascia programs and lower than anticipated customer production volumes on the VW A5 (Golf) fascia and FEM program.
    The Porsche program launch issues are expected to result in further delays with the completion of the implementation of the fascia portion of the Company's continental Europe paint capacity consolidation plan. Once the Porsche launch issues are resolved and the fascia portion of the paint capacity consolidation plan is implemented, Belplas' losses will be reduced but not eliminated. Additional revenue will be required to reach profitability. The increase in losses at our other underperforming
    European divisions is primarily attributable to temporary paint line issues at Decotrim which resulted in significant scrap and outsourcing costs in the quarter. Although losses in the United Kingdom increased quarter over quarter, our Merplas facility has secured significant new
    (including Landrover and new domestic) business which will launch in 2005 and 2006. These programs will be at full production in 2007 at which time we expect Merplas to be profitable. Operating income at our remaining
    European divisions increased to $5.2 million in the current quarter compared to $2.2 million in the third quarter of 2003. This increase was primarily as a result of the launch of the Mercedes A Class fascia and
    FEM program, the impact at our Decorate facility of the implementation of the trim portion of the continental Europe paint capacity consolidation plan and the successful ramp up of our Formatex facility in Poland.

    We continue to pursue other long-term business opportunities for Belplas.

    With respect to other underperforming divisions, the Company is currently reviewing its long-term plans for its Anotech, Prometall, and Decotrim facilities. As a result of these circumstances, the recoverability of certain fixed assets at these facilities with a net book value of approximately $ 39 million is subject to measurement uncertainty. In addition, the Company is reviewing all costs through our six sigma process and our winning teams program.

    RESULTS OF OPERATIONS
    Three Month Periods Ended September 30, 2004 and 2003
    Sales
    -------------------------------------------------------------------------
                                                     Three Month Periods
                                                      Ended September 30,
                                              -------------------------------
                                                                        %
                                                2004        2003      Change
    -------------------------------------------------------------------------

    Light Vehicle Production Volumes
     (in millions)
      North America                            3.632       3.657         (1%)
      Western Europe                           3.725       3.648          2%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Average Content Per Vehicle (U.S. dollars)
      North America                           $   99      $   94          5%
      Europe                                      55          42         31%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Production Sales (U.S. dollars in millions)
      North America                           $360.8      $343.5          5%
      Europe                                   206.6       152.0         36%
    Global Tooling and Other Sales              52.7        60.9        (13%)
    -------------------------------------------------------------------------
    Total Sales                               $620.1      $556.4         11%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Average content per vehicle in North America and in Europe has been calculated by dividing the Company's North American and European production sales by the industry's North American and western European light vehicle production volumes, respectively. Excluding the effects of translation, continued growth in average content per vehicle provides a measure of the Company's ability to sell its products onto new vehicle platforms and/or expand its sales onto existing vehicle platforms.
    Increases in average content per vehicle may result from any one or more of: the award of takeover business; the acquisition of competitors; the expansion of the Company's existing product markets (i.e. the conversion of bumpers from steel to plastic); and the introduction of new products.

    North America
    North American production sales increased by 5% to $360.8 million in the third quarter of 2004. North American vehicle production volumes were substantially unchanged. North American average content per vehicle increased 5% to approximately $99.

    Translation of Canadian dollar sales into the Company's U.S. dollar reporting currency added approximately $12.0 million to production sales and $3 to North American content per vehicle.

    The remaining net $5.3 million increase in production sales and
    $2 increase in North American content per vehicle was due to:
    -  sales on the DaimlerChrysler LX (300 and Magnum) program during the current quarter (production ended on the predecessor LH (Concorde,
       Intrepid, 300M) program during the third quarter of 2003); and
    -  sales on other programs that launched during or subsequent to the third quarter of 2003 including the General Motors GMX 380 (Malibu)
       and GMT 265 (Cadillac SRX), the Cami GMT 191 (Equinox),
       the Ford D219/258/333 (Freestyle, Five Hundred and Montego) and the
       DaimlerChrysler WK (Cherokee) programs.

    These increases were partially offset by:
    -  end of production on the Ford WIN 126 (Windstar) program and the award of the replacement V229 (Freestar) fascia program to a competitor which resulted in a decline in production sales of approximately
       $4.2 million or $1 in content per vehicle;
    -  recent incremental customer pricing concessions; and
    -  lower volumes on certain high Decoma content SUV and light truck programs.

    Europe
    European production sales increased 36% to $206.6 million in the third quarter of 2004 as a result of content growth and a 2% increase in
    European production volumes. European average content per vehicle grew
    $13 or 31% to approximately $55 for the third quarter of 2004.

    Content growth was driven by the ramp up of sales at recent new facility start ups including:
    -  the launch of the VW Group A5 (Golf) program in the fourth quarter of
       2003, with fascia production at the Company's new Belplas paint line and FEM assembly and sequencing at the Company's new Brussels
       Sequencing Centre;
    -  the launch of the DaimlerChrysler Mercedes A Class program in the current quarter with fascia production at the Company's Innoplas facility and FEM assembly and sequencing at the Company's new Carmodul facility in Germany;
    -  the ramp up of the VW Group T5 (Transit Van) and launch of the SLW
       (City Car) fascia and front end module assembly and sequencing programs at the Company's Formatex facility in Poland; and
    -  the launch of various Porsche fascia programs at Belplas and FEM assembly and sequencing at the Company's new Logitec facility in
       Germany.

    Sales at new European facilities collectively added approximately
    $36.4 million to production sales and $9 to European content per vehicle.

    Translation of Euro and British Pound sales into the Company's
    U.S. dollar reporting currency also contributed to content growth adding approximately $14.5 million to European production sales and $4 to content per vehicle.

    Increased production volumes added approximately $3.5 million to sales.
    The remaining net $0.2 million increase in production sales is due to new program launches including various Audi and Mercedes programs and Rover and Opel takeover business from a failed United Kingdom competitor, partially offset by a decline in Rover program sales and end of production on the Landrover Discovery program at Sybex.

    Global Tooling and Other
    Tooling and other sales on a global basis declined $8.2 million to
    $52.7 million for the third quarter of 2004. The decline came in Europe where the comparative period included tooling sales related to the VW A5
    (Golf) program. Tooling inventory includes a number of in-progress tooling programs that have not yet been completed and billed to customers.

    Gross Margin
    Gross margin declined to $86.5 million in the third quarter of 2004 compared to $99.0 million in the third quarter of 2003. As a percentage of total sales, gross margin declined to 13.9% for the current quarter compared to 17.8% for the third quarter of 2003.

    The gross margin percentage in North America declined to 20.0% in the current quarter compared to 23.6% in the third quarter of 2003. Gross margin was negatively impacted by:
    -  the consolidation of global research and development activities in
       Canada which reduced North American gross margin dollars and the North
       American gross margin percentage by $2.0 million and 0.5%, respectively;
    -  operating losses in the current quarter at Co-ex-tec and Anotech which reduced the gross margin percentage by 0.2%;
    -  planned increased spending at the Company's Decostar facility as it prepares for launch which reduced the gross margin percentage by 0.4%;
    -  Shreveport start-up, FEM business development and sealing development and launch costs which reduced the gross margin percentage by 1.4%;
       and
    -  incremental customer pricing concessions and raw material cost increases primarily with steel.

    European gross margin declined to 3.4% in the third quarter of 2004 compared to 6.1% in the third quarter of 2003. The decline in the
    European gross margin percentage is due primarily to the start up of the
    Belplas paint line in the fourth quarter of 2003. Although VW A5 (Golf)
    fascia program yields improved over the first half of 2004, production volumes are below expectation and paint line performance issues are continuing. In addition, Belplas experienced significant Porsche fascia program launch issues in the current quarter. Belplas and its related
    Brussels and Logitec assembly and sequencing centres reduced the European gross margin percentage by 2.7%.

    Gross margin was also negatively impacted by temporary paint line issues at Decotrim during the quarter which reduced the European gross margin percentage by 1.2%. In addition, gross margin was negatively impacted by further growth in FEM assembly and sequencing sales including the start up in the current quarter of the Company's Carmodul facility and the lower margins associated with purchased components.

    These negative impacts were partially offset by improvements at other principal divisions and the consolidation of global research and development activities in Canada which added $2.0 million or 0.9% to
    European gross margins.

    Depreciation and Amortization
    Depreciation and amortization costs increased to $24.5 million for the third quarter of 2004 from $22.3 million for the comparative prior year period. Of this increase, $1.1 million is attributable to the translation of Canadian dollar, Euro and British Pound depreciation expense into the
    Company's U.S. dollar reporting currency. The Company's ongoing capital spending program also contributed to increased depreciation expense including the commencement of depreciation at the Company's new Belplas paint line in the fourth quarter of 2003. These increases were partially offset by a reduction in Sybex depreciation expense as a result of the
    United Kingdom impairment charge taken in the fourth quarter of 2003 which is expected to reduce full year 2004 depreciation expense by approximately $2.5 million. Readers are asked to refer to the Company's
    MD&A for the year ended December 31, 2003 for further discussion regarding the United Kingdom impairment charge.

    Depreciation as a percentage of total sales declined to 3.9% in the current quarter compared to 4.0% for the third quarter of 2003.

    Depreciation on capital invested at Decostar will commence with the start of commercial production in 2005.

    Selling, General and Administrative ("S,G&A")
    S,G&A costs were $45.8 million for the third quarter of 2004, up from
    $42.3 million for the third quarter of 2003. This increase reflects the translation of Canadian dollar, Euro and British Pound S,G&A costs into the Company's U.S. dollar reporting currency which increased reported
    S,G&A costs by $2.4 million. This increase was partially offset by a
    $0.6 million decline in foreign exchange losses which were high in 2003 as a result of U.S. dollar denominated monetary items held in Canada and the strengthening of the Canadian dollar relative to the U.S. dollar.

    The remaining $1.7 million increase in S,G&A expense is related primarily to increased costs within the Company's systems integration and specialty vehicle operations as a result of growth in specialty vehicle enhancement and FEM business development costs, a planned increase in Decostar costs and costs to support the Company's higher sales level.

    As a percentage of total sales, S,G&A declined to 7.4% for the current quarter compared to 7.6% for the third quarter of 2003.

    In addition to the benefits provided by Magna to Decoma under the affiliation agreement noted below, Magna, through its subsidiary Magna
    Services Inc. ("MSI"), provides certain management and administrative services to the Company in return for a specific amount negotiated between the Company and Magna. This amount includes an allocated share of the facility and overhead costs dedicated to providing such services.
    Services include specialized legal, environmental, immigration, tax, treasury, information systems (including wide area network infrastructure and support services) and employee relations services (including administration of Decoma's Employee Equity Participation and Profit
    Sharing Program).

    Certain services previously provided through MSI are now secured directly by the Company. As a result, the cost of management and administrative services provided by MSI and included in S,G&A declined to $1.0 million compared to $1.1 million for the third quarters of 2004 and 2003, respectively.

    Affiliation and Social Fees
    The Company is party to an affiliation agreement with Magna that provides for the payment by Decoma of an affiliation fee. The affiliation agreement provides the Company with, amongst other things, certain trademark rights, access to Magna's management and to its operating principles and policies, internal audit services, Tier 1 development assistance, global expansion assistance, vehicle system integration and modular product strategy assistance and sharing of best practices in areas such as new management techniques, employee benefits and programs, marketing and technology development initiatives.

    Affiliation fees payable under the affiliation agreement are 1% of
    Decoma's consolidated net sales (as defined in the agreement) less a fee holiday on 100% of consolidated net sales derived from future business acquisitions in the calendar year of the acquisition and 50% of consolidated net sales derived from future business acquisitions in the third calendar year following the year of acquisition.

    In addition, Decoma's corporate constitution specifies that the Company will allocate a maximum of 2% of its profit before tax to support social and charitable activities. The Company pays 1.5% of its consolidated pretax profits to Magna which in turn allocates such amount to social and other charitable programs on behalf of Magna and its affiliated companies, including Decoma.

    Affiliation and social fees expense increased to $6.1 million from
    $5.7 million for the third quarters of 2004 and 2003, respectively. The increase in affiliation and social fees expense is the result of an increase in consolidated net sales, partially offset by a reduction in consolidated pretax profits, on which the affiliation and social fees are calculated.

    As a percentage of total sales, affiliation and social fee expense was
    1.0% in both the third quarters of 2004 and 2003.

    Operating Income
    -------------------------------------------------------------------------
                                                     Three Month Periods
                                                     Ended September 30,
                                              -------------------------------
                                                                        %
    (U.S. dollars in millions)                  2004        2003      Change
    -------------------------------------------------------------------------

    Operating Income
      North America                           $ 26.7      $ 42.9        (38%)
      Europe                                   (13.8)       (9.1)       (52%)
      Corporate                                 (2.7)       (5.1)
    -------------------------------------------------------------------------
    Total Operating Income                    $ 10.2      $ 28.7        (64%)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    As a percentage of total sales, operating income was 1.6% for the third quarter of 2004 compared to 5.2% for the third quarter of 2003.

    The decline in the corporate segment operating loss is primarily attributable to a realignment of the allocation of group office costs between the North American and Corporate segments and a $0.9 million reduction in foreign exchange losses which were high in 2003 as a result of U.S. dollar denominated monetary items held in Canada and the strengthening of the Canadian dollar relative to the U.S. dollar.

    North America
    North American operating income decreased to $26.7 million from
    $42.9 million for the third quarters of 2004 and 2003, respectively. As a percentage of total North American sales, North American operating income was 6.8% in the current quarter compared to 11.5% in the third quarter of
    2003.

    The 4.7% decline in North American operating income as a percentage of total sales is the result of:
    -  the 3.6% decline in gross margin explained above including the impact of the consolidation of the Company's global research and development activities in Canada which reduced the North American segment's gross margin by $2.0 million; and
    -  a 1.1% increase in S,G&A expenses from $25.3 million or 6.8% as a percentage of total sales in the comparative quarter to $31.3 million or 7.9% of total sales in the current quarter primarily as a result of increased costs within the Company's systems integration and specialty vehicle operations and the planned increase in Decostar costs. In addition, foreign exchange losses increased by $1.5 million and translation of SG&A costs into the Company's U.S. dollar reporting currency added $1.3 million to SG&A.

    As explained in the "Overview" section of this MD&A, a portion of the
    North American operating income decline is the result of short-term start up cost increases at Decostar and Shreveport, FEM business development costs and sealing development and launch costs. These factors reduced
    North American operating income by $8.5 million. In addition, losses at
    Anotech increased by $1.2 million. As previously disclosed, the Company is re-evaluating the long-term market for Anotech's anodizing business.

    Customer and competitive pricing pressures and increases in raw material costs have also negatively impacted operating income.

    Europe
    European operating losses increased to $13.8 million in the current quarter compared to a loss of $9.1 million in the third quarter of 2003.

    This increase is primarily attributable to continuing paint line performance issues at Belplas in combination with significant launch issues related to various Porsche fascia programs and lower than anticipated customer production volume on our VW A5 (Golf) fascia and FEM program. Operating losses at Belplas increased $6.9 million in the current quarter as compared to the third quarter of 2003.

    The fascia portion of the Company's continental Europe paint capacity consolidation plan, announced in the fourth quarter of 2003, which is expected to significantly improve the utilization of the Belplas paint line in 2005, will be further delayed as a result of these Belplas launch issues. Readers are asked to refer to the "Continental Europe Paint
    Capacity Consolidation Plan" section of this MD&A for further discussion.

    Operating results were also negatively impacted by underperforming divisions including Prometall, Decoform and Decotrim.

    European operating income continues to be negatively impacted by operating efficiency issues at the Company's Prometall facility. This is a metal trim facility located in Germany which, amongst other processes, anodizes parts. As a result of a significant increase in business volumes, primarily new Audi business, Prometall's operations were transferred to a new and larger facility in 2003. Prometall continues to incur costs to polish and rework anodized parts and to outsource a portion of anodized production due to a current over capacity condition due to anodizing yields being below standard.

    Operating losses at the Company's Prometall facility in the current quarter of $4.0 million were substantially level with losses incurred in the third quarter of 2003. The Company is making progress in addressing the operating issues at this facility, however, continued competitive price pressures are offsetting a portion of these improvements.

    In addition, the Company's Decotrim facility experienced temporary paint line downtime during the quarter resulting in significant scrap and outsourcing costs. Finally, as a result of the delay in the implementation of the fascia portion of the paint capacity consolidation plan, the Company is continuing to incur losses at Decoform. Combined operating losses at Prometall, Decotrim and Decoform increased
    $1.7 million in the current quarter compared to the third quarter of 2003 primarily related to the Decotrim paint line issues.

    Operating losses in the United Kingdom increased by $1.1 million in the current quarter compared to the third quarter of 2003 as the comparative quarter for Merplas included the recovery of tooling and engineering costs that were expensed in prior periods. Our long-term outlook for
    Merplas is positive. Merplas has secured significant new (including
    Landrover and new domestic) business which will launch in 2005 and 2006.
    These programs will be at full production in 2007 at which time we expect
    Merplas to be profitable. Current quarter sales and operating income at
    Sybex were negatively impacted by lower Rover program sales and end of production on the Landrover Discovery program. This was partially offset by lower depreciation expenses as a result of the United Kingdom impairment charge taken in the fourth quarter of 2003.

    The aggregate net operating income of the Company's remaining European operations improved primarily as a result of:
    -  the consolidation of global research and development activities in
       Canada which added $2.0 million to European operating income;
    -  the launch of the DaimlerChrysler Mercedes A Class fascia and FEM program; and
    -  improvements at the Company's other European facilities, most notably within the paint operations at its Decorate trim facility in Germany with the implementation of the trim portion of the paint capacity consolidation plan and the ramp up of the Formatex facility in Poland.

    Interest Expense
    Interest expense was $2.7 million in the current quarter compared to
    $2.6 million for the third quarter of 2003. Interest capitalized was
    $0.4 million in the third quarter of 2004 related to Decostar and
    $0.3 million in the third quarter of 2003 related to Decostar and the
    Belplas paint line projects.

    Reduced interest expense as a result of the repayment at the end of 2003 of debt due to Magna funded with lower cost bank borrowings was offset by an increase in average net debt balances.

    Interest on debt due to Magna and its affiliates and included in reported interest expense amounted to $2.0 million compared to $2.9 million for the third quarters of 2004 and 2003, respectively. The original interest rate on the first and second tranches of Euro denominated debt due to
    Magna was 7.0%. The first and second tranches were due October 1, 2002 and October 1, 2003, respectively. However, since their original maturity dates, the Company, with Magna's consent, had been extending the repayment of this debt at 90 day intervals at market interest rates ranging from 3.14% to 4.29%. This debt was repaid in December 2003 and
    January 2004 through draws on the Company's bank credit facility.

    The third tranche of Euro denominated debt due to Magna, totalling
    $89.2 million, continues to be due December 31, 2004 and bears interest at its original rate of 7.5%. Canadian dollar denominated debt due to
    Magna totalling $47.5 million is due December 31, 2004 and bears interest at 3.375%.

    Amortization of Discount on Convertible Series Preferred Shares
    The Company's amortization of the discount on the portion of the
    Convertible Series Preferred Shares held by Magna classified as debt decreased to $1.3 million for the current quarter compared to
    $2.3 million for the third quarter of 2003. Amortization in 2004 is limited to amortization on the Series 5 Convertible Series Preferred
    Shares as the Series 4 Convertible Series Preferred Shares were fully amortized as of December 31, 2003.

    Income Taxes
    The Company's effective income tax rate increased to 48.0% from 39.8% for the third quarters of 2004 and 2003, respectively.

    The increase in the Company's effective tax rate is the result of an increase in Belgium losses which are not currently being tax benefited, the effect of which has been further magnified by lower third quarter pretax earnings levels, and an increase in statutory Ontario, Canada tax rates. These factors were partially offset by the impact of recent business reorganizations which enabled the Company to utilize losses to reduce current taxes where such losses would have otherwise been carried forward.

    Cumulative unbenefited tax loss carryforwards, primarily in the United
    Kingdom, Germany, Belgium and Poland, total approximately $172 million.
    Substantially all of these losses have no expiry date and will be available to shelter future taxable income in these jurisdictions. The
    Company continues to address its overall structure to maximize tax efficiencies.

    Net Income
    As a result of the reductions in operating income and the increase in the
    Company's effective tax rate each as described above, net income declined to $3.5 million compared to $14.6 million for the third quarters of 2004 and 2003, respectively.

    Financing Charges
    Financing charges on the Convertible Series Preferred Shares held by
    Magna (comprised of dividends declared on the Convertible Series
    Preferred Shares less the reduction of the Convertible Series Preferred
    Shares dividend equity component) decreased to $1.1 million for the current quarter from $1.5 million for the comparable prior year period.
    The decrease reflects the conversion of the Series 1, 2 and 3 Convertible
    Series Preferred Shares into the Company's Class A Subordinate Voting
    Shares in August 2003.

    Financing charges, net of income tax recoveries, related to the
    Convertible Debentures were substantially unchanged in the current quarter at $1.1 million compared to $1.0 million in the third quarter of 2003.

    Readers are asked to refer to the Company's consolidated financial statements and MD&A for the year ended December 31, 2003 for a discussion of the accounting for the Convertible Series Preferred Shares and
    Convertible Debentures.

    Diluted Earnings Per Share

    -------------------------------------------------------------------------
                                                     Three Month Periods
                                                      Ended September 30,
                                              -------------------------------
                                                                        %
                                                2004        2003      Change
    -------------------------------------------------------------------------
    Earnings per Class A Subordinate Voting
     or Class B Share (U.S. dollars)
      Basic                                    $0.02       $0.17
      Diluted                                   0.02        0.16
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Average number of Class A Subordinate
     Voting and Class B Shares outstanding
     (in millions)
      Basic                                     83.1        73.2         14%
      Diluted                                   83.6       106.4
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The increase in the weighted average number of basic Class A Subordinate
    Voting and Class B Shares outstanding is due to the issuance of
    14,895,729 Class A Subordinate Voting Shares on conversion of the
    Series 1, 2 and 3 Convertible Series Preferred Shares during the third quarter of 2003.

    Diluted earnings per share for the current quarter declined to $0.02. As a result of lower earnings, both the Convertible Series Preferred Shares and Convertible Debentures were anti-dilutive in the current quarter.
    Reported full year diluted earnings per share includes the dilutive impact of these instruments.

    The maximum number of shares that would be outstanding if all of the
    Company's stock options, Convertible Series Preferred Shares and
    Convertible Debentures issued and outstanding as at September 30, 2004 were exercised or converted would be 109.1 million. Readers are asked to refer to note 7 of the Company's unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2004, included elsewhere herein, for further discussion.

    -------------------------------------------------------------------------
                                                      Nine Month Periods
                                                      Ended September 30,
                                              -------------------------------
                                                                        %
                                                2004        2003      Change
    -------------------------------------------------------------------------

    Light Vehicle Production Volumes
     (in millions)
      North America                           11.942      11.966          -%
      Western Europe                          12.489      12.273          2%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Average Content Per Vehicle
     (U.S. dollars)
      North America                         $     98    $     92          7%
      Europe                                      52          37         41%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Production Sales (U.S. dollars
     in millions)
      North America                         $1,173.3    $1,100.0          7%
      Europe                                   652.9       451.7         45%
    Global Tooling and Other Sales             164.5       158.0          4%
    -------------------------------------------------------------------------
    Total Sales                             $1,990.7    $1,709.7         16%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Operating Income (U.S. dollars
     in millions)
      North America                         $  135.9    $  159.3        (15%)
      Europe, before continental Europe
       paint capacity consolidation
       charge adjustment                       (30.5)      (12.0)
      Continental Europe paint capacity
       consolidation charge adjustment           0.7           -
      Corporate                                 (8.2)      (15.0)
    -------------------------------------------------------------------------
    Total Operating Income                  $   97.9       132.3        (26%)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Earnings per Class A Subordinate
    Voting or Class B Share (U.S. dollars)
      Basic                                 $   0.59    $   0.99        (40%)
      Diluted                                   0.55        0.79        (30%)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Average number of Class A Subordinate
    Voting and Class B Shares Outstanding
     (in millions)
      Basic                                     83.3        69.8         19%
      Diluted                                  106.3       103.5          3%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Sales
    North America
    North American production sales grew by 7% to $1,173.3 million in the first nine months of 2004. North American vehicle production volumes were substantially unchanged. However, North American content per vehicle grew
    $6 or 7% to approximately $98.

    Translation of Canadian dollar sales into the Company's U.S. dollar reporting currency added approximately $52.5 million to production sales and $4 to North American content per vehicle. In addition, the Federal
    Mogul Lighting Acquisition added approximately $26.9 million to production sales and $2 to North American content per vehicle.

    The remaining $6.1 million decrease in North American production sales is the result of:
    -  end of production on the Ford WIN 126 (Windstar) program and the award of the replacement V229 (Freestar) fascia program to a competitor which resulted in a decline in production sales of $24.6 million and
       $2 in North American content per vehicle;
    -  recent incremental customer pricing concessions; and
    -  lower customer production volumes, including lower installation rates for certain of the Company's trim products, on certain high Decoma content programs.

    These decreases were partially offset by:
    -  sales on programs that launched during or subsequent to the first nine months of 2003 including the General Motors GMX 380 (Malibu) and
       GMT 265 (Cadillac SRX), the Cami GMT 191 (Equinox), the Ford
       D219/258/333 (Freestyle, Five Hundred and Montego) and the
       DaimlerChrysler WK (Cherokee) programs;
    -  increased content on the Ford U204 (Escape) refresh program; and
    -  strong volumes on other high content production programs.

    Europe
    European production sales increased 45% to $652.9 million in the first nine months of 2004. European vehicle production volumes grew 2% adding
    $8.8 million to production sales and European content per vehicle grew
    $15 or 41% to approximately $52.

    Content growth was driven by sales at recent new facility startups including Belplas, Brussels, Logitec, Modultec, Formatex and Carmodul,
    which collectively added approximately $125.5 million to production sales and $10 to European content per vehicle, and by translation of Euro and
    British Pound sales into the Company's U.S. dollar reporting currency which added approximately $48.0 million to production sales and $4 to
    European content per vehicle.

    Production sales at Merplas were also up primarily as a result of increased production volumes on the Jaguar X400 program. Adjusting to eliminate the impact of translation of British Pound sales into U.S.
    dollars, Merplas' sales increased $11.2 million which added $1 to
    European content per vehicle.

    The remaining net $7.7 million increase in production sales is due to new program launches including various Audi and Mercedes programs.

    Sales by Customer
    The Company's sales by customer breakdown for the nine month periods ended September 30, 2004 and 2003 were as follows:

    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
                           Nine Month Period Ended   Nine Month Period Ended
                              September 30, 2004        September 30, 2003
                          ------------------------- -------------------------
                            North                     North
                           America  Europe  Global   America  Europe  Global

    Traditional "Big 3"
     Brands
      Ford                   20.9%    1.6%   22.5%     26.1%    2.2%   28.3%
      GM / Opel / Vauxhall   22.6%    2.4%   25.0%     22.2%    1.9%   24.1%
      Chrysler               11.8%    0.7%   12.5%     13.3%    0.9%   14.2%
    -------------------------------------------------------------------------
                             55.3%    4.7%   60.0%     61.6%    5.0%   66.6%
    VW Group                  -  %   12.5%   12.5%      0.1%    8.0%    8.1%
    Mercedes                  -  %    8.6%    8.6%      -  %    8.8%    8.8%
    BMW                       0.3%    1.9%    2.2%      0.7%    1.8%    2.5%
    Ford Premier Automotive
     Group ("Ford PAG")       0.1%    2.4%    2.5%      -  %    2.0%    2.0%
    Renault Nissan            1.9%    0.5%    2.4%      1.4%    0.5%    1.9%
    Other                     6.4%    5.4%   11.8%      5.1%    5.0%   10.1%
    -------------------------------------------------------------------------
                             64.0%   36.0%  100.0%     68.9%   31.1%  100.0%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (i) Included above are
        sales to Asian
        new domestics         5.1%    0.4%    5.5%      3.7%    0.1%    3.8%

    The Company continues to grow its sales with original equipment manufacturer ("OEM") customers outside the traditional "Big 3" automotive brands.

    The growth in sales to the VW Group is the result of the ramp up of the
    VW Group T5 (Transit Van) and the launch of the A5 (Golf) and SLW (City
    Car) fascia and front end module programs noted above and the launch of a number of new Audi programs. Sales to Mercedes are expected to grow with the launch of both the A Class front end module program in the third quarter of 2004 at Carmodul with related fascia production at Innoplas and the launch of the Mercedes M Class (W/X 164) and GST (V/W 251)
    programs in 2005 at Decostar.

    The Company's largest production sales programs for 2004 in each of North
    America and Europe are expected to include:

    North America
    -  Ford U152 (Explorer)
    -  General Motors GMX 210 (Impala)
    -  DaimlerChrysler LX (Magnum and 300)
    -  DaimlerChrysler JR (Stratus, Sebring and Sebring Convertible)
    -  Ford EN114 (Crown Victoria and Grand Marquis)

    Europe
    -  VW Group T5 (Transit Van) (front end module)
    -  VW Group A5 (Golf) (front end module)
    -  DaimlerChrysler Mercedes C Class
    -  Opel Epsilon
    -  VW Group SLW (City Car) (front end module)

    As noted above, the Company launched a number of significant programs in the first nine months of 2004 including the Daimler-Chrysler LX (300 and
    Magnum) fascia and sealing and WK (Cherokee) fascia programs, the General
    Motors GMT 265 (Cadillac SRX) fascia program, the Cami GMT 191 (Equinox)
    fascia and trim programs, the Ford D219/258/333 (Freestyle, Five Hundred and Montego) trim program in North America and the VW SLW (City Car) and
    Mercedes A Class fascia and front end module programs and a number of
    Audi, Mercedes and Porsche fascia and trim programs in Europe. The
    Company also recently took over some Rover and Opel contracts from a failed competitor in the United Kingdom. These programs launched at
    Merplas and Innoplas, respectively, in the third quarter of 2004.

    In addition, the Company is launching the General Motors GMX 001 (Cobalt,
    Pursuit) fascia program and is commencing run flat tire insert production for a significant North American OEM customer program.

    Earnings
    As presented in the "Overview" section of this MD&A for the third quarter, the tables below breakdown the Company's operating income, for the nine month periods ended September 30, 2004 and 2003, between its principal operations, those startup and launch divisions that are having a significant impact on year over year results, and other divisions that collectively are in a significant operating loss position including the
    Company's United Kingdom divisions, the Company's Belplas facility and its other significant underperforming divisions:

    -------------------------------------------------------------------------
                                  Nine Month Period Ended September 30, 2004
    -------------------------------------------------------------------------
                                   North
    (U.S. dollars in millions)   America      Europe   Corporate       Total
    -------------------------------------------------------------------------

    Operating Income
    2004 before the divisions
     below                        $173.8      $ 11.0      $ (8.2)     $176.6
    Continental Europe paint
     capacity consolidation
     charge adjustment                           0.7                     0.7
    Consolidation of global R&D
     activities in Canada           (2.0)        2.0                       -
    Major startups and sealing
     launches(*)                   (26.5)                              (26.5)
    United Kingdom                              (7.0)                   (7.0)
    Belplas                                    (20.2)                  (20.2)
    Underperforming divisions(xx)   (9.4)      (16.3)                  (25.7)
    -------------------------------------------------------------------------
    2004 as reported              $135.9      $(29.8)     $ (8.2)     $ 97.9
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
                                  Nine Month Period Ended September 30, 2003
    -------------------------------------------------------------------------
                                   North
    (U.S. dollars in millions)   America      Europe   Corporate       Total
    -------------------------------------------------------------------------

    Operating Income
    2003 before the divisions
     below                        $165.6      $ 10.9    $(15.0)       $161.5
    Major startups and sealing
     launches(*)                    (5.1)                               (5.1)
    United Kingdom                              (8.0)                   (8.0)
    Belplas                                     (3.0)                   (3.0)
    Underperforming divisions(xx)   (1.2)      (11.9)                  (13.1)
    -------------------------------------------------------------------------
    2003 as reported              $159.3      $(12.0)   $(15.0)       $132.3
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (*)  Includes Decostar, Shreveport, FEM business development costs and
         Co-ex-tec
    (xx) Includes Anotech in North America and Prometall, Decotrim and
         Decoform in Europe

    Operating income at principal operations was $ 176.6 million in the nine month period ended September 30, 2004 compared to $ 161.5 million for the same period in 2003.

    North American operating income was impacted by short-term increases in start up costs at Decostar and Shreveport, FEM business development costs and sealing program development and launch costs at our Co-ex-tec facility. Increased losses at our Anotech anodizing facility also had an impact on operating income. Operating income at the Company's remaining
    North American facilities, was up to $173.8 million in the current period compared to $165.6 million in 2003.

    In Europe, operating losses increased primarily at Belplas. Other underperforming division losses increased at Decotrim and at Prometall with the launch of the new Prometall facility and new business part way through 2003. Operating income at our remaining European divisions increased to $11.0 million compared to $10.9 million in the nine month periods ended September 30, 2004 and 2003, respectively.

    Corporate segment losses have improved primarily as a result of foreign exchange losses in 2003 on U.S. dollar monetary items held in Canada.

    Diluted earnings per share declined to $0.55 for the first nine months of
    2004 primarily as a result of lower operating income and an increase in the average number of diluted Class A Subordinate Voting and Class B
    Shares outstanding as a result of the issuance of Convertible Debentures at the end of the first quarter of 2003 and the issuance of
    548,600 Class A Subordinate Voting Shares to the Decoma employee deferred profit sharing program during the third quarter of 2003.

    FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

    Cash Flows for the Three Month Periods Ended September 30, 2004 and 2003
    -------------------------------------------------------------------------
                                                        Three Month Periods
                                                                Ended
                                                             September 30,
                                                   -------------------------
    (U.S. dollars in millions)                            2004          2003
    -------------------------------------------------------------------------
    EBITDA
      North America                                      $43.6         $58.7
      Europe                                              (6.3)         (2.5)
      Corporate                                           (2.7)         (5.1)
    -------------------------------------------------------------------------
                                                          34.6          51.1
    Interest, cash taxes and other operating
     cash flows                                           (2.0)        (13.6)
    -------------------------------------------------------------------------
    Cash flow from operations before changes in
     non-cash working capital                             32.6          37.5
    Cash invested in non-cash working capital            (26.9)        (33.1)
    Fixed and other asset spending, net
      North America                                      (16.9)        (29.7)
      Europe                                              (9.3)        (19.4)
    Acquisition spending - North America                     -          (5.0)
    Dividends
      Convertible Series Preferred Shares                 (2.2)         (3.4)
      Class A Subordinate Voting and Class B Shares       (5.8)         (4.8)
    -------------------------------------------------------------------------
    Cash shortfall to be financed                        (28.5)        (57.9)
    Net increase (decrease) in debt                      (13.5)         64.0
    Foreign exchange on cash and cash equivalents          0.2           0.4
    -------------------------------------------------------------------------

    Net increase (decrease) in cash and
     cash equivalents                                   $(41.8)        $ 6.5
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The Company has presented EBITDA as supplementary information concerning the cash flows of the Company and its operating segments. The breakdown of both EBITDA and fixed and other asset spending by segment provides readers with an indication of where cash is being generated and used. The
    Company defines EBITDA (totalling $34.6 million and $51.1 million in the third quarters of 2004 and 2003, respectively) as operating income
    ($10.2 million and $28.7 million in the third quarters of 2004 and 2003, respectively) plus depreciation and amortization ($24.5 million and
    $22.3 million in the third quarters of 2004 and 2003, respectively) based on the amounts presented in the Company's unaudited interim consolidated statements of income included elsewhere herein. However, EBITDA does not have any standardized meaning under Canadian GAAP and is, therefore, unlikely to be comparable to similar measures presented by other issuers.

    Cash invested in non-cash working capital, capital spending and dividends exceeded cash generated from operations by $28.5 million for the third quarter of 2004 compared to $57.9 million for the third quarter of 2003.
    The improvement is due primarily to a reduction in capital and acquisition spending partially offset by reduced EBITDA. Acquisition spending in the comparative prior year period relates to the Federal
    Mogul Lighting acquisition.

    Cash invested in non-cash working capital during the quarter of
    $26.9 million is due primarily to an increase in income taxes receivable, the payment of past due European affiliation fees and an increase in tooling working capital investments.

    Capital Spending
    Capital spending on a global basis totalled $26.2 million in the third quarter of 2004 compared to $49.1 million in the third quarter of 2003.
    Capital spending in 2003 was high due to spending to complete the Belgium paint line, Decostar spending and significant European spending related to new facility and program launches.

    Current period capital spending is primarily related to new program launches in both North America and Europe.

    Dividends
    Dividends paid on the Company's Convertible Series Preferred Shares were
    $2.2 million for the current quarter down from $3.4 million in the comparative prior year period due to the conversion of the
    Series 1, 2 and 3 Convertible Series Preferred Shares into
    Class A Subordinate Voting Shares in August of 2003, partially offset by the translation of Canadian dollar dividends into the Company's
    U.S. dollar reporting currency.

    Dividends paid in the third quarters of 2004 and 2003 on
    Class A Subordinate Voting and Class B Shares were US$0.07 per share in respect of the three month periods ended June 30, 2004 and 2003, respectively.

    Total dividends paid increased to $5.8 million in the current quarter from $4.8 million in the comparable prior year period due to the increase in the number of shares outstanding primarily as a result of the
    Series 1, 2 and 3 Convertible Series Preferred Share conversion.

    Subsequent to September 30, 2004, the board of directors of the Company declared a dividend of US$0.07 per Class A Subordinate Voting and
    Class B Share in respect of the three month period ended
    September 30, 2004.

    Financing Activities
    Bank indebtedness was substantially level at $191.4 million at
    September 30, 2004 compared to $191.8 million at June 30, 2004. Cash and cash equivalents at September 30, 2004 were $73.3 million compared to
    $115.1 million at June 30, 2004.

    The Company's bank indebtedness is currently drawn substantially in
    Canada. However, the Company held cash primarily in jurisdictions other than Canada at the quarter end. Although there are no long-term restrictions on the flow of funds from one jurisdiction to the other, there may be costs, such as withholding taxes, to move funds between jurisdictions. As a result, the Company is not always able to immediately apply the cash held in certain jurisdictions against bank borrowings in other jurisdictions.

    Cash Flows for the Nine Month Periods Ended September 30, 2004 and 2003
    -------------------------------------------------------------------------
                                                         Nine Month Periods
                                                                Ended
                                                             September 30,
                                                   -------------------------
    (U.S. dollars in millions)                            2004          2003
    -------------------------------------------------------------------------
    EBITDA
      North America                                     $186.1        $204.6
      Europe                                              (7.5)          7.1
      Corporate                                           (8.2)        (15.0)
    -------------------------------------------------------------------------
                                                         170.4         196.7
    Interest, cash taxes and other operating
     cash flows                                          (36.3)        (56.9)
    -------------------------------------------------------------------------
    Cash flow from operations before changes in
     non-cash working capital                            134.1         139.8
    Cash invested in non-cash working capital            (40.1)        (95.2)
    Fixed and other asset spending, net
      North America                                      (52.7)        (77.5)
      Europe                                             (35.4)        (42.8)
    Acquisition spending - North America                     -         (13.3)
    Convertible Debenture interest payments               (2.4)         (1.2)
    Dividends
      Convertible Series Preferred Shares                 (6.5)        (10.0)
      Class A Subordinate Voting and Class B Shares      (17.5)        (13.0)
    -------------------------------------------------------------------------
    Cash shortfall to be financed                        (20.5)       (113.2)
    Issuance of Convertible Debentures                       -          66.1
    Issuance of Class A Subordinate Voting Shares            -           4.7
    Net increase (decrease) in debt                       (0.2)         15.1
    Foreign exchange on cash and cash equivalents          0.4           6.9
    -------------------------------------------------------------------------

    Net decrease in cash and cash equivalents           $(20.3)       $(20.4)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cash generated from operations exceeded cash invested in non-cash working capital, capital and acquisition spending, Convertible Debenture interest payments and dividends by $20.5 million for the first nine months of 2004.

    Capital Spending
    As a result of ongoing efforts to reduce or delay capital spending, capital spending for 2004 is expected to be between $125 million and
    $140 million.

    Consolidated Capitalization

    -------------------------------------------------------------------------

                                    September 30,        December 31,
    (U.S. dollars in millions)              2004                2003
    -------------------------------------------------------------------------

    Cash and cash equivalents           $  (73.3)           $  (93.5)
    Current bank indebtedness                  -               177.3
    -------------------------------------------------------------------------
                                           (73.3)               83.8
    Debt due within twelve months
      Due to Magna, repaid in
       January 2004                            -                 3.5
      Due to Magna December 31, 2004
       (previously due
       September 30, 2004)                  47.5                46.5
      Due to Magna December 31, 2004        89.2                90.6
      Other                                  6.2                 6.0
    -------------------------------------------------------------------------
                                           142.9               146.6
    Long-term bank indebtedness            191.4                   -
    Long-term debt                           6.0                11.2
    -------------------------------------------------------------------------
    Net Conventional Debt               $  267.0    25.2%   $  241.6    24.0%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Liability portion of Series 4 and 5
     Convertible Series Preferred
     Shares, held by Magna
      Current                           $  157.7    14.9%   $  150.6    15.0%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Shareholders' equity
      Convertible Debentures            $   68.3     6.4%   $   66.1     6.6%
      Other                                567.5    53.5%      546.3    54.4%
    -------------------------------------------------------------------------
                                        $  635.8    59.9%   $  612.4    61.0%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Total Capitalization                $1,060.5   100.0%   $1,004.6   100.0%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Readers are asked to refer to the company's MD&A for the year ended
    December 31, 2003 for discussion on the terms of the Convertible Series
    Preferred Shares and Convertible Debentures.

    The Company's Net Conventional Debt to Total Capitalization at
    September 30, 2004 was 25.2% compared to 24.0% at December 31, 2003. This measure treats the Company's hybrid Convertible Debenture and Convertible
    Series Preferred Share instruments like equity rather than debt given their possible conversion into Class A Subordinate Voting Shares.

    The Company's Net Conventional Debt plus the liability portions of the
    Convertible Series Preferred Shares to Total Capitalization, was 40.1% at
    September 30, 2004 compared to 39.0% at December 31, 2003. This measure treats the liability portions of the Convertible Series Preferred Shares like debt rather than equity given their possible retraction for cash.
    The Series 4 Convertible Series Preferred Shares are retractable for cash at Magna's option at any time and the Series 5 Convertible Series
    Preferred Shares are retractable commencing December 31, 2004.

    The Company's Net Conventional Debt plus the liability portions of the
    Convertible Series Preferred Shares plus the Convertible Debentures to
    Total Capitalization was 46.5% at September 30, 2004 compared to 45.6% at
    December 31, 2003. In addition to the liability portions of the
    Convertible Series Preferred Shares, this measure treats the Convertible
    Debentures like debt rather than equity given the possibility of settling them for cash on maturity or redemption rather than for Class A
    Subordinate Voting Shares.

    The Canadian Institute of Chartered Accountants (the "CICA") recently amended Handbook Section 3860, "Financial Instruments - Disclosure and
    Presentation", to require certain obligations that may be settled with an entity's own equity instruments to be reflected as a liability. The amendments must be adopted in the Company's 2005 consolidated financial statements with retroactive application. Upon adoption, the Convertible
    Debentures currently presented entirely within equity on the consolidated balance sheet will have to be presented in part as a liability and in part as equity and the related liability carrying costs will be presented as a charge to net income.

    Unused and Available Financing Resources
    During the current quarter, the Company replaced its $300 million 364 day revolving credit facility with a $400 million three year term facility maturing September 30, 2007 (the "New Facility").

    Draws under the New Facility bear interest at prime plus nil% to 0.375%
    depending on the Company's consolidated debt to capitalization position.
    In addition, the Company pays a commitment fee of between 0.175% to 0.35%
    of the undrawn portion of the New Facility again depending on the
    Company's debt to capitalization position.

    The New Facility contains a number of covenants including two financial covenants: maximum indebtedness and minimum interest charge coverage, each as defined in the agreement. These covenants are measured quarterly.

    At September 30, 2004 the Company had cash on hand of $73.3 million and
    $208.6 million of unused and available credit representing the unused and available portion of the New Facility.

    Debt, excluding bank indebtedness, that comes due in the next twelve months totals $142.9 million including debt due to Magna of $47.5 million and $89.2 million due December 31, 2004. In addition, the Company's
    Convertible Series Preferred Shares are retractable for cash at Magna's option (at any time in the case of the Series 4 shares and commencing
    December 31, 2004 in the case of the Series 5 shares).

    Since the original maturity of the $47.5 million debt due to Magna, the
    Company, with Magna's consent, has been extending repayment at 90 day intervals at market interest rates. Although the Company expects Magna to continue to extend the repayment date for this debt, there can be no assurance that Magna will do so.

    The Company anticipates that working capital investments, capital expenditures and possible repayments of current indebtedness will exceed cash generated from operations in 2004. As a result, the Company may be required to seek additional debt or equity financing and/or pursue further extensions of the maturity dates of debt due to Magna or work with Magna to establish a new fixed long-term amortization schedule related to this debt.

    Off Balance Sheet Financing
    The Company's off balance sheet financing arrangements are limited to operating lease contracts.

    A number of the Company's facilities are subject to operating leases with affiliates of Magna and with third parties. As of December 31, 2003, operating lease commitments for facilities totalled $25.6 million for
    2004 including $13.1 million under lease arrangements with affiliates of
    Magna. For 2008, total operating lease commitments for facilities are
    $19.2 million including $11.9 million under lease arrangements with affiliates of Magna. In certain situations, the Company has posted letters of credit to collateralize lease obligations.

    The Company also has third party operating lease commitments for equipment. These leases are generally of shorter duration. As of
    December 31, 2003, operating lease commitments for equipment total
    $8.2 million for 2004. For 2008, operating lease commitments for equipment totalled $3.3 million.

    Although the Company's consolidated contractual annual lease commitments decline year by year, existing leases will either be renewed or replaced resulting in lease commitments being sustained at current levels or the
    Company will incur capital expenditures to acquire equivalent capacity.

    Ford Production Purchasing Global Terms and Conditions
    Ford Motor Company ("Ford") recently updated its Production Purchasing
    Global Terms and Conditions (the "Global Terms") effective for shipments from Decoma International Corp. ("DIC") and its subsidiaries
    (collectively the "Supplier") to Ford on or after January 1, 2004. DIC is a direct significant subsidiary of Decoma International Inc. Under the
    Global Terms, Ford and its "related companies" (collectively the "Ford
    Group" or the "Buyer") have the right to set off against the Supplier's receivables from the Ford Group amounts owing to the Ford Group by the
    Supplier's "related companies". "Related companies" is defined under the
    Global Terms to include any parent company of the Buyer or the Supplier, as appropriate, and any subsidiary or affiliate in which any of them owns or controls at least 25% of the voting stock, partnership interest or other ownership interest.

    Where DIC acts as a "Supplier", Decoma interprets the Global Terms to mean that "related companies" would include Decoma International Inc.
    (as the parent company of DIC) and its direct and indirect subsidiaries and at least 25% owned entities (collectively the "Decoma Group") but would not include Magna and its direct and indirect subsidiaries and at least 25% owned entities other than the Decoma Group (collectively the
    "Magna Group").

    Ford may assert that the term "related companies" includes, in relation to DIC or other Suppliers in the Decoma Group, the Magna Group and attempt to set off a Magna Group liability against a Decoma Group receivable. To date, Ford has not attempted to take such action against
    Decoma. If the Ford Group took such an action against Decoma in respect of a material liability of the Magna Group, such action could have a material adverse impact on Decoma's financial condition and liquidity.
    Any such action by Ford would be contested by Decoma at such time.

    CONTINENTAL EUROPE PAINT CAPACITY CONSOLIDATION PLAN
    During the fourth quarter of 2003 the Company completed, and committed to, a plan to consolidate its continental Europe paint capacity. This plan entails mothballing the Company's Decoform paint line in Germany and transferring Decoform's painted trim and fascia business to the Company's newer paint lines at its Decorate and Belplas facilities in Germany and
    Belgium, respectively. Decoform will continue to mold and assemble products for the Company's Decorate facility. Program transfers to
    Decorate are substantially complete. Transfers to Belplas, on the other hand, are behind schedule as a result of paint line issues and Porsche program launch issues. The Company now expects full implementation of the fascia portion of the plan by the end of the first quarter of 2005.

    The consolidation will result in severance costs associated with a reduction of the Decoform workforce. Severance costs for 284 employees were accrued in the fourth quarter of 2003.

    The severance accrual recorded in the fourth quarter of 2003 was reduced by $0.7 million in the second quarter of 2004 to reflect the Company's current best estimate of costs. This reduction primarily reflects the benefits of being able to retain more Decoform employees than originally planned as a result of increases in expected future mold and assembly volumes at Decoform. A continuity of the severance accrual related to this consolidation plan is as follows:

    (U.S. dollars, in thousands)
    -------------------------------------------------------------------------
    Balance, December 31, 2003                                      $  6,799
    Payments                                                             (50)
    Currency translation                                                (258)
    -------------------------------------------------------------------------
    Balance, March 31, 2004                                            6,491
    Payments                                                             (65)
    Adjustments                                                         (728)
    Currency translation                                                  94
    -------------------------------------------------------------------------
    Balance, June 30, 2004                                          $  5,792
    Payments                                                            (287)
    Currency translation                                                  39
    -------------------------------------------------------------------------
    Balance, September 30, 2004                                     $  5,544
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    ACCOUNTING POLICY CHANGES

    Stock-based Compensation
    As provided for by new accounting recommendations of the CICA, the fair value of stock options granted, modified or settled on or after
    January 1, 2003 is recognized on a straight-line basis over the applicable stock option vesting period as compensation expense in S,G&A.
    The impact of this accounting policy change on reported net income and earnings per share was not significant. Readers are asked to refer to note 5 to the Company's unaudited interim consolidated financial statements included elsewhere herein for further discussion.

    Asset Retirement Obligations
    As provided for by new accounting recommendations of the CICA, the
    Company is required to estimate and accrue for the present value of its obligations to restore leased premises at the end of the lease. At lease inception, the present value of this obligation is recognized as other long-term liabilities with a corresponding amount recognized in fixed assets. The fixed asset amount is amortized, and the liability amount is accreted, over the period from lease inception to the time the Company expects to vacate the premises resulting in both depreciation and additional rent in cost of sales in the consolidated statements of income.

    These requirements were adopted by the Company on January 1, 2004 with retroactive restatement. The impact of this accounting policy change on reported net income and earnings per share was not significant. However, this policy change did result in an increase in other long-term liabilities of $3.3 million, an increase in fixed assets of $1.8 million and reductions in future tax liabilities of $0.3 million, the currency translation adjustment of $0.2 million and retained earnings of
    $1.0 million at December 31, 2003. Readers are asked to refer to note 5 to the Company's unaudited interim consolidated financial statements included elsewhere herein for further discussion.

    Separately Priced Tooling Contracts
    The Company adopted CICA Emerging Issues Committee Abstract No. 142,
    "Revenue Arrangements with Multiple Deliverables" (EIC-142), prospectively for new revenue arrangements with multiple deliverables entered into by the Company on or after January 1, 2004. The Company enters into such multiple element arrangements where it has separately priced tooling contracts that are entered into at the same time as contracts for subsequent parts production. EIC-142 addresses how a vendor determines whether an arrangement involving multiple deliverables contains more than one unit of accounting and also addresses how consideration should be measured and allocated to the separate units of accounting in the arrangement. Separately priced tooling can be accounted for as a separate revenue element only in circumstances where the tooling has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the subsequent parts production. The adoption of EIC-142 did not have a material effect on the
    Company's revenue or earnings for the nine month period ended
    September 30, 2004.

    While the application of EIC-142 must be based on the facts and circumstances of new revenue arrangements, the Company anticipates that substantially all of its multiple element arrangements involving the sale of both tooling and subsequent parts production will result in tooling being accounted for on a gross basis as a separate revenue element, which accounting treatment is consistent with the Company's historic revenue recognition practices.

    OTHER SELECTED FINANCIAL INFORMATION
    The Company is required to disclose material changes in its contractual obligations from the amounts disclosed as of December 31, 2003 in the
    Company's MD&A for the year ended December 31, 2003. There have been no material changes in the Company's contractual obligations during the first nine months of 2004 that are outside the ordinary course of business.

    OUTLOOK
    Fourth Quarter of 2004
    North American sales and earnings will continue to be negatively impacted by customer and competitive price concessions and raw material cost increases.

    In general, management believes the Company's gross margins will continue to come under pressure as the competitive environment within the automotive industry continues to cause the Company's customers to increase demands for price concessions on existing programs. In addition, new business awards are subject to significant price competition and pressure to finance or absorb more engineering costs related to product design, tooling costs and certain capital and other items. Although the
    Company has been largely successful in the past in responding to these pressures through improved operating efficiencies and cost reductions, customer pressure for price concessions and price competition on new programs has intensified in recent quarters and has had a negative impact on the Company's margins. The Company remains highly focused on continuous improvement activities. However, continued significant incremental price pressures could have further adverse impacts on the
    Company's gross margin percentage and could impact the Company's ability to secure key future programs.

    In addition, operating losses at Anotech, and to a reduced extent at
    Co-ex-tec, are expected to continue in the fourth quarter and, as planned, Decostar costs will continue to increase as it prepares for start of production. These negative impacts will be partially offset by expected strong volumes on the recently launched DaimlerChrysler LX
    (300 and Magnum) and Cami GMT 191 (Equinox) programs and the ramp up of volumes on the Ford D219/258/333 (Freestyle, Five Hundred and Montego)
    and General Motors GMX 001 (Cobalt, Pursuit) programs.

     We anticipate fourth quarter results in Europe will continue to be impacted, but to a reduced extent, by losses at Belplas and Decotrim.
    Excess paint capacity costs will continue through the first quarter of
    2005 with the delay in the implementation of the fascia portion of the paint capacity consolidation plan. However, we expect that the positive performance experienced at certain other European divisions will continue, particularly at our Decorate and Innoplas facilities.

    The Company is currently reviewing its long-term plans for its Anotech,
    Prometall, and Decotrim facilities. As a result of these circumstances, the recoverability of certain fixed assets at these facilities with a net book value of approximately $ 39 million is subject to measurement uncertainty. In addition, the Company is reviewing all costs through our six sigma process and our winning teams program.

    2005 Forward
    Looking beyond 2004, although the progress we have made at certain of our
    European operations has been offset by losses at Belplas, we have established Decoma Europe as one of Europe's leading exterior suppliers with world class capabilities in FEMs, fascias and exterior trim. Over the long-term, a continued focus on meeting customer expectations and delivering quality products will lead to improved financial performance.

    In North America, the ramp up of the Decostar facility in Georgia will further diversify the Company's customer base and will become a critical part of the Company's strategy to grow it's North American new domestic business. The Company also continues to develop new products that are gaining momentum at all of our customers. This includes products such as automated running boards, specialty vehicle enhancements and roof racks where we were recently awarded a significant production program. Our
    North American OEM customers are currently sourcing FEM programs for vehicles in the 2007/2008 timeframe. Consistent with our prior expectations, North American FEM programs represent a significant sales growth opportunity for the Company going forward and we expect to announce new program awards in the near term.

    FORWARD LOOKING STATEMENTS
    The contents of this MD&A contain statements which, to the extent that they are not recitations of historical fact, constitute "forward looking statements" within the meaning of the Private Securities Litigation
    Reform Act of 1995. The words "estimate", "anticipate", "believe",
    "expect" and similar expressions are intended to identify forward looking statements. Persons reading this MD&A are cautioned that such statements are only predictions and that the Company's actual future results or performance may be materially different. In evaluating such forward looking statements readers should specifically consider the various risk factors which could cause actual events or results to differ materially from those indicated by such forward looking statements. These risks and uncertainties include, but are not limited to, specific risks relating to the Company's relationship with its customers, the automotive industry in general and the economy as a whole. Such risks specifically include, without limitation; the Company's reliance on its major OEM customers;
    increased pricing concession and cost absorption pressures from the
    Company's customers; the impact of production volumes and product mix on the Company's financial performance, including changes in the actual customer production volumes compared to original planning volumes;
    program delays and/or cancellations; the extent, nature and duration of purchasing or leasing incentive programs offered by automotive manufacturers and the impact of such programs on future consumer demand;
    warranty, recall and product liability costs and risks; the continuation and extent of automotive outsourcing by automotive manufacturers; changes in vehicle pricing and the resulting impact on consumer demand; the
    Company's operating and/or financial performance, including the affect of new accounting standards that are promulgated from time to time (such as the ongoing requirement for impairment testing of long-lived assets) on the Company's financial results; the Company's ability to finance its business requirements and access capital markets; the Company's continued
    compliance with credit facility covenant requirements; trade and labour issues or disruptions impacting the Company's operations and those of its customers; the Company's ability to identify, complete and integrate acquisitions and to realize projected synergies relating thereto; the impact of environmental related matters including emission regulations;
    risks associated with the launch of new programs and facilities, including cost overruns and construction delays; technological developments by the Company's competitors; fluctuations in fuel prices and availability; material, electricity and natural gas cost volatility;
    government and regulatory policies and the Company's ability to anticipate or respond to changes therein; the Company's relationship with
    Magna; currency exposure risk; fluctuations in interest rates; changes in consumer and business confidence levels; consumer personal debt levels;
    disruptions to the economy relating to acts of terrorism or war; and
    other changes in the competitive environment in which the Company operates. In addition, and without limiting the above, readers are cautioned that the specific forward looking statements contained herein relating to the Company's ability to offset customer price concession and competitive price pressures and to secure key future contracts; the
    Company's ability to successfully implement European improvement plans;
    the cost and timing of completion of the continental Europe paint capacity consolidation plan; the possible conversion of the Company's
    Convertible Debentures and Convertible Series Preferred Shares to Class A
    Subordinate Voting Shares; the Company's ability to raise necessary future financing; capital spending estimates; and the recoverability of the Company's remaining goodwill and other long lived assets, are all subject to significant risk and uncertainty. Readers are also referred to the discussion of "Other Factors" set out in the Company's Annual
    Information Form dated May 19, 2004, wherein certain of the above risk factors are discussed in further detail. The Company expressly disclaims any intention and undertakes no obligation to update or revise any forward looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

For further information: please contact S. Randall Smallbone,
Executive Vice President, Finance and Chief Financial Officer of Decoma at
(905) 669-2888